BMO Financial Group Reports Third Quarter 2021 Results

REPORT TO SHAREHOLDERS

BMO’s Third Quarter 2021 Report to Shareholders, including the unaudited interim consolidated financial statements for the period ended July 31, 2021, is available online at www.bmo.com/investorrelations and at www.sedar.com.

Financial Results Highlights

Third Quarter 2021 Compared With Third Quarter 2020:

•	Net income of $2,275 million, an increase of 85%; adjusted net income[1,4] of $2,292 million, an increase of 82%

•	Reported EPS[2] of $3.41, an increase of 89%; adjusted EPS[1,2,4] of $3.44, an increase of 86%

•	Recovery of credit losses of $70 million, compared with a provision for credit losses (PCL) of $1,054 million

•	Reported net efficiency ratio[3] of 56.0%, compared with 57.4%; adjusted net efficiency ratio[1,3,4] of 55.7%, compared with 56.8%

•	Return on equity (ROE) of 17.5%, an increase from 9.4%; adjusted ROE[1,4] of 17.6%, an increase from 9.6%

•	Common Equity Tier 1 Ratio of 13.4%, an increase from 11.6% in the prior year

Year-to-Date 2021 Compared With Year-to-Date 2020:

•	Net income of $5,595 million, an increase of 59%; adjusted net income[1,4,5] of $6,425 million, an increase of 79%

•	Reported EPS[2] of $8.35, an increase of 61%; adjusted EPS[1,2,4,5] of $9.63, an increase of 82%

•	PCL of $146 million, compared with $2,521 million

•	Reported net efficiency ratio[3] of 60.6%, compared with 60.8%; adjusted net efficiency ratio[1,3,4,5] of 56.2%, compared with 60.2%

•	ROE of 14.5%, an increase from 9.3%; adjusted ROE[1,4,5] of 16.7%, an increase from 9.5%

Toronto, August 24, 2021 – For the third quarter ended July 31, 2021, BMO Financial Group recorded net income of $2,275 million or $3.41 per share on a reported basis, and net income of $2,292 million or $3.44 per share on an adjusted basis.

“Operating momentum across our diversified businesses continues to drive strong financial performance. We recorded third quarter adjusted earnings per share of $3.44, with strong pre-provision pre-tax earnings of $2.9 billion, up 12% year-over-year, driven by revenue growth of 10%,” said Darryl White, Chief Executive Officer, BMO Financial Group.

“We are executing strategies and investing in our businesses to deliver strong returns and efficiency improvements, which this quarter, delivered positive operating leverage of 2.1%, an efficiency ratio of 55.7%, a 110 basis point improvement from last year, and return on equity of 17.6%. Our leadership in risk and balance sheet management remains a key differentiator and contributed to continued strong credit metrics and a robust capital position with a CET1 ratio of 13.4%.”

“Our consistent financial performance enables us to deliver on our vision for a sustainable future. This quarter, we continued to advance our work to address the impact of climate change and champion inclusivity, and made a long-term pledge to supporting the development of affordable housing. With the economic recovery continuing to take hold, and as communities adapt to the most recent pandemic developments, we are committed to helping our clients make real financial progress and supporting their growth ambitions.” concluded Mr. White.

(1)

Results and measures in this document are presented on a GAAP basis. They are also presented on an adjusted basis that excluded the impact of certain items. Adjusted results and measures are non-GAAP and are detailed for all reported periods in the Non-GAAP Measures section, where such non-GAAP measures and their closest GAAP counterparts are disclosed.

(2)

All Earnings per Share (EPS) measures in this document refer to diluted EPS, unless specified otherwise. EPS is calculated using net income after deducting total dividends on preferred shares and distributions payable on other equity instruments.

(3)	On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue.
(4)

Q3-2021 reported net income included expenses of $18 million ($24 million pre-tax) from the impact of divestitures related to the announced sale of our EMEA Asset Management business and the sale of our Private Banking business in Hong Kong and Singapore, offset by a partial reversal of restructuring charges recorded in Q4-2019 related to severance of $18 million ($24 million pre-tax), all recorded in non-interest expense, in Corporate Services.

(5)

Q2-2021 reported net income included a $747 million pre-tax and after-tax write-down of goodwill related to the announced sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The net gain on the sale was included in revenue with the goodwill write-down and divestiture costs included in non-interest expense, all recorded in Corporate Services.

Note:	All ratios and percentage changes in this document are based on unrounded numbers.

Adjusted results in the current quarter excluded the impact of divestitures and a partial reversal of restructuring charges recorded in the fourth quarter of 2019, related to severance. Adjusted results also excluded the amortization of acquisition-related intangible assets and acquisition integration costs in both the current and prior years. Reported and adjusted net income increased from the prior year, driven by net revenue growth of 10%, higher expenses, including higher performance-based compensation reflective of strong revenue, and the impact of lower provisions for credit losses. Net income increased across all operating groups.

Return on equity (ROE) was 17.5%, an increase from 9.4% in the prior year, and adjusted ROE was 17.6%, an increase from 9.6%. Reported and adjusted return on tangible common equity (ROTCE) were both 19.8% in the current quarter, an increase from 11.1% on both a reported and an adjusted basis in the prior year.

Concurrent with the release of results, BMO announced a fourth quarter 2021 dividend of $1.06 per common share, unchanged from the prior quarter and the prior year. The quarterly dividend of $1.06 per common share is equivalent to an annual dividend of $4.24 per common share.

1 BMO Financial Group Third Quarter Report 2021

Third Quarter Performance Review

Canadian P&C

Reported and adjusted net income were $815 million, both increasing $496 million from the prior year. Results were driven by a 14% increase in revenue with higher net interest income and non-interest revenue, higher expenses and a decrease in the provision for credit losses.

During the quarter, we were named Best Commercial Bank in Canada by World Finance magazine for the seventh consecutive year, recognized for our innovative and client-centric approach, commitment to digital transformation and experience, and holistic understanding of market trends and changing client needs – especially during the COVID-19 pandemic. This award speaks to our continued focus and commitment to our clients, and our expertise across industries to meet clients’ evolving and unique needs. In addition, to help our business clients through the challenging times brought on by the pandemic, we extended our Lifeworks Wellness Assistance Program to Canadian Business Banking clients across Canada, at no additional cost.

U.S. P&C

Reported net income was $553 million, an increase of $290 million from the prior year, and adjusted net income was $559 million, an increase of $286 million.

Reported net income was US$448 million, an increase of US$256 million from the prior year, and adjusted net income was US$453 million, an increase of US$254 million. Results were driven by a 7% increase in revenue with higher net interest income and non-interest revenue, modestly higher expenses and a decrease in the provision for credit losses.

During the quarter, BMO Harris Bank and Lively, Inc. (Lively), creators of the modern Health Savings Account (HSA), announced that they will bring a modern HSA experience to eligible individual BMO customers and commercial banking clients. Beginning this fall, new HSAs will be delivered by Lively, providing BMO customers with a more engaging HSA experience, designed to help them make real financial progress through more powerful health savings tools.

BMO Wealth Management

Reported net income was $401 million, an increase of $60 million or 18% from the prior year, and adjusted net income was $406 million, an increase of $57 million or 16%. Results were driven by an 11% increase in net revenue, partially offset by higher expenses. Traditional Wealth reported net income was $328 million, an increase of $57 million or 21%, and adjusted net income was $333 million, an increase of $54 million or 19%, driven by higher revenue, primarily from growth in client assets, including stronger global markets, partially offset by higher expenses. Insurance net income was $73 million, relatively unchanged from the prior year.

BMO has been recognized as the Best Private Bank by World Finance magazine for the eleventh consecutive year. This award speaks to BMO Private Wealth’s dedicated support to our clients and their families, as they navigate the complexity of managing their wealth during times of uncertainty. In addition, BMO Global Asset Management (BMO GAM) Canada was recognized at the Responsible Investment Association’s 2021 Leadership Awards, receiving top honours in the Stewardship and Market Education categories. BMO GAM won the Stewardship Award for our work to accelerate Canadian diversity and inclusion beyond gender, and the Market Education Award for the development and launch of the MyESGTM analytics tool, a first-of-its-kind self-assessment tool that enables financial advisors to better achieve our clients’ ESG objectives.

BMO Capital Markets

Reported net income was $558 million, an increase of $132 million or 31% from the prior year, and adjusted net income was $564 million, an increase of $129 million or 30%. Results were driven by continued strong revenue performance, with higher Investment and Corporate Banking revenue partially offset by lower Global Markets revenue, higher expenses driven by increased performance-based compensation, and a recovery of credit losses, compared with elevated levels of provisions in the prior year.

During the quarter, BMO Capital Markets announced it is establishing a dedicated Energy Transition Group to support our clients in their pursuit of energy transition opportunities. This new group is expected to accelerate BMO Capital Markets’ participation in the economy’s energy transition by providing knowledge, tools and support our industry groups as we engage with clients on their energy transition endeavors. We also continue to leverage our deep industry expertise and insights across different sectors to support our clients, and acted as left lead arranger and left lead bookrunner to support OMERS’ buyout of Gastro Health.

Corporate Services

Reported and adjusted net loss for the quarter were $52 million, compared with a reported and adjusted net loss of $117 million in the prior year. Adjusted results increased due to higher revenue, driven by higher securities gains and treasury-related activities, partially offset by higher expenses.

Adjusted results in this Third Quarter Performance Review section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

The order in which the impact on net income is discussed in this section, and elsewhere in the MD&A, follows the order of revenue, expenses and provision for credit losses, regardless of their relative impact.

BMO Financial Group Third Quarter Report 2021 2

Capital

BMO’s Common Equity Tier 1 (CET1) Ratio was 13.4% as at July 31, 2021, an increase from 13.0% at the end of the second quarter of fiscal 2021, driven by retained earnings growth.

Credit Quality

Total recovery of credit losses was $70 million, compared with a provision for credit losses of $1,054 million in the prior year. The total recovery of credit losses ratio was 6 basis points, compared with a provision for credit losses ratio of 89 basis points in the prior year. The provision for credit losses on impaired loans was $71 million, a decrease of $375 million from $446 million in the prior year, largely due to lower commercial provisions in our P&C businesses, and in BMO Capital Markets. The provision for credit losses on impaired loans ratio was 6 basis points, compared with 38 basis points in the prior year. There was a $141 million recovery of credit losses on performing loans in the current quarter, compared with a $608 million provision in the prior year. The $141 million recovery of credit losses in the current quarter reflected an improving economic outlook and positive credit migration, partially offset by the impact of the uncertain economic environment on future credit conditions, as well as balance growth, while the $608 million provision in the prior year reflected the impact of the extraordinary and highly uncertain environment on credit conditions, the economy and scenario weights.

Refer to the Accounting Policies and Critical Accounting Estimates section and Note 3 in our unaudited interim consolidated financial statements for further information on the allowance for credit losses as at July 31, 2021.

Supporting a Sustainable and Inclusive Recovery

At BMO, we have a long-standing commitment to support a sustainable future, a thriving economy and an inclusive society, and we are acting with purpose. In support of our customers, communities and employees, BMO recently:

•	Announced a $12 billion commitment to finance affordable housing in Canada over a 10-year period.
•	Deployed loans and investments as part of BMO EMpowerTM, a US$5 billion commitment over five years to address key barriers faced by minority businesses, communities and families in the United States.
•	Pledged $200,000 in grants to women-owned businesses in Canada and the United States through BMO Celebrating Women, a bank-owned recognition program for women in North America.
•

Continued to support economic self-sufficiency of Indigenous communities, creating a long-term partnership with the Native Women’s Association of Canada and making eLearning available to help foster greater understanding of Indigenous perspectives through education.

•

Assisted customers experiencing financial hardship caused by the COVID-19 pandemic, including facilitating access to relief programs introduced by the Canadian and U.S. governments, such as the Canada Emergency Business Account (CEBA) program, the Highly Affected Sector Credit Availability Program (HASCAP) and the Trade Expansion Lending Program (TELP) in Canada, and the Paycheck Protection Program (PPP) in the United States.

Regulatory Filings

BMO’s continuous disclosure materials, including interim filings, annual Management’s Discussion and Analysis and audited annual consolidated financial statements, Annual Information Form and Notice of Annual Meeting of Shareholders and Proxy Circular, are available on our website at www.bmo.com/investorrelations, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov. Information contained in or otherwise accessible through our website (www.bmo.com), or any third party websites mentioned herein, does not form part of this document.

Caution

The extent to which the COVID-19 pandemic impacts BMO’s business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market losses, its credit ratings and regulatory capital and liquidity ratios, as well as impacts to its customers and competitors will depend on future developments. Such developments are highly uncertain and cannot be predicted, including the scope, severity and duration of the pandemic and actions taken by third parties, governments, and governmental and regulatory authorities, which could vary by country and region. The COVID-19 pandemic may also impact the bank’s ability to achieve, or the timing to achieve, certain previously announced targets, goals and objectives. For additional information, refer to the Top and Emerging Risks That May Affect Future Results section on page 34 in this document.

The foregoing sections contain forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Bank of Montreal uses a unified branding approach that links all of the organization’s member companies. Bank of Montreal, together with its subsidiaries, is known as BMO Financial Group. As such, in this document, the names BMO and BMO Financial Group mean Bank of Montreal, together with its subsidiaries.

3 BMO Financial Group Third Quarter Report 2021

Management’s Discussion and Analysis

Management’s Discussion and Analysis (MD&A) commentary is as at August 24, 2021. The material that precedes this section comprises part of this MD&A. The MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the period ended July 31, 2021, included in this document, as well as the audited consolidated financial statements for the year ended October 31, 2020, and the MD&A for fiscal 2020, contained in BMO’s 2020 Annual Report.

BMO’s 2020 Annual Report includes a comprehensive discussion of its businesses, strategies and objectives, and can be accessed on our website at www.bmo.com/investorrelations. Readers are also encouraged to visit the site to view other quarterly financial information.

5	Caution Regarding Forward-Looking Statements			30	Transactions with Related Parties
6	Economic Review and Outlook			30	Off-Balance Sheet Arrangements
7	Financial Highlights			30	Accounting Policies and Critical Accounting Estimates
8	Non-GAAP Measures				30	Allowance for Credit Losses
10	Foreign Exchange			33	Changes in Accounting Policies
10	Net Income			33	Future Changes in Accounting Policies
11	Revenue			33	Other Regulatory Developments
12	Provision for Credit Losses			34	Risk Management
13	Impaired Loans				34	Top and Emerging Risks that May Affect Future Results
13	Insurance Claims, Commissions and Changes in Policy Benefit Liabilities				34	Market Risk
14	Non-Interest Expense				36	Liquidity and Funding Risk
14	Income Taxes				38	Credit Ratings
15	Balance Sheet				43	European Exposures
16	Capital Management			44	Enhanced Disclosure Task Force
19	Review of Operating Groups’ Performance			46	Interim Consolidated Financial Statements
	19	Personal and Commercial Banking (P&C)			46	Consolidated Statement of Income
		20	Canadian Personal and Commercial Banking (Canadian P&C)		47	Consolidated Statement of Comprehensive Income
		22	U.S. Personal and Commercial Banking (U.S. P&C)		48	Consolidated Balance Sheet
	24	BMO Wealth Management			49	Consolidated Statement of Changes in Equity
	26	BMO Capital Markets			50	Consolidated Statement of Cash Flows
	28	Corporate Services			51	Notes to Consolidated Financial Statements
29	Summary Quarterly Earnings Trends			71	Investor and Media Presentation

Bank of Montreal’s management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness, as at July 31, 2021, of Bank of Montreal’s disclosure controls and procedures (as defined in the rules of the U.S. Securities and Exchange Commission and the Canadian Securities Administrators) and has concluded that such disclosure controls and procedures are effective.

There were no changes in our internal control over financial reporting during the quarter ended July 31, 2021, which materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Because of inherent limitations, disclosure controls and procedures and internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements.

As in prior quarters, Bank of Montreal’s Audit and Conduct Review Committee reviewed and recommended this document, and Bank of Montreal’s Board of Directors approved the document prior to its release.

BMO Financial Group Third Quarter Report 2021 4

Caution Regarding Forward-Looking Statements

Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the “safe harbor” provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements in this document may include, but are not limited to, statements with respect to our objectives and priorities for fiscal 2021 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, the regulatory environment in which we operate and the results of or outlook for our operations or for the Canadian, U.S. and international economies, the expected impact of the COVID-19 pandemic on our business, operations, earnings, results, and financial performance and condition, as well as its impact on our customers, competitors, reputation and trading exposures, and include statements of our management. Forward-looking statements are typically identified by words such as “will”, “would”, “should”, “believe”, “expect”, “anticipate”, “project”, “intend”, “estimate”, “plan”, “goal”, “target”, “may” and “could.”

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, both general and specific in nature. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct, and that actual results may differ materially from such predictions, forecasts, conclusions or projections. The uncertainty created by the COVID-19 pandemic has heightened this risk given the increased challenge in making assumptions, predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements, as a number of factors – many of which are beyond our control and the effects of which can be difficult to predict – could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.

The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: the severity, duration and spread of the COVID-19 pandemic, its impact on local, national or international economies, and its heightening of certain risks that may affect our future results; the possible impact on our business and operations of outbreaks of disease or illness that affect local, national or international economies; general economic and market conditions in the countries in which we operate; information, privacy and cyber security, including the threat of data breaches, hacking, identity theft and corporate espionage, as well as the possibility of denial of service resulting from efforts targeted at causing system failure and service disruption; changes in monetary, fiscal, or economic policy, and tax legislation and interpretation; interest rate and currency value fluctuations, as well as benchmark interest rate reforms; technological changes and technology resiliency; political conditions, including changes relating to or affecting economic or trade matters; the Canadian housing market and consumer leverage; climate change and other environmental and social risks; weak, volatile or illiquid capital or credit markets; the level of competition in the geographic and business areas in which we operate; changes in laws or in supervisory expectations or requirements, including capital, interest rate and liquidity requirements and guidance, and the effect of such changes on funding costs; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; failure of third parties to comply with their obligations to us; our ability to execute our strategic plans and to complete proposed acquisitions or dispositions, including obtaining regulatory approvals; critical accounting estimates and the effect of changes to accounting standards, rules and interpretations on these estimates; operational and infrastructure risks, including with respect to reliance on third parties; changes to our credit ratings; global capital markets activities; the possible effects on our business of war or terrorist activities; natural disasters and disruptions to public infrastructure, such as transportation, communications, power or water supply; and our ability to anticipate and effectively manage risks arising from all of the foregoing factors.

We caution that the foregoing list is not exhaustive of all possible factors. Other factors and risks could adversely affect our results. For more information, please refer to the discussion in the Risks That May Affect Future Results section, and the sections related to credit and counterparty, market, insurance, liquidity and funding, operational, legal and regulatory, strategic, environmental and social, and reputation risk, in the Enterprise-Wide Risk Management section that starts on page 73 of BMO’s 2020 Annual Report, and the Risk Management section that starts on page 34 in this document, all of which outline certain key factors and risks that may affect our future results. Investors and others should carefully consider these factors and risks, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented, as well as our strategic priorities and objectives, and may not be appropriate for other purposes.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the Economic Developments and Outlook section on page 18 of BMO’s 2020 Annual Report and updated in the Economic Review and Outlook section set forth in this document, as well as in the Allowance for Credit Losses section on page 114 of BMO’s 2020 Annual Report and the Allowance for Credit Losses section set forth in this document. Assumptions about the performance of the Canadian and U.S. economies, as well as overall market conditions and their combined effect on our business, are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, we primarily consider historical economic data, past relationships between economic and financial variables, changes in government policies, and the risks to the domestic and global economy. Please refer to the Economic Review and Outlook and Allowance for Credit Losses sections.

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Economic Review and Outlook

After contracting 5.3% in calendar 2020, Canada’s economy is expected to expand 6.0% in calendar 2021, the most since 1973. This is despite economic growth slowing in the spring of 2021, as new restrictions were put in place to suppress a resurgence in COVID-19 cases. Nonetheless, the economy has shown resilience to earlier restrictions, with support from higher commodity prices, stronger U.S. demand, and record housing market activity. Despite a recent upturn in COVID-19 cases, Canada’s aggressive vaccine distribution should limit the pressure on the medical care system, reducing the risk of significant new restrictions and allowing the economy to return to very strong growth in the second half of 2021. Activity will be assisted by new measures introduced in the federal budget, sizeable household savings, and substantial pent-up demand for travel, dining and personal-care services. Exports should benefit from higher-valued commodities and a recovering global economy, with the Euro Area anticipated to rebound after contracting at the turn of the year. Housing market activity will likely remain elevated, though some moderation is expected due to weakening affordability and a recent increase in the minimum qualifying rate on mortgages. The unemployment rate is expected to decline from 7.5% in July 2021 to below 6% at the end of 2022. To support the economic recovery, the Bank of Canada is projected to hold the overnight policy rate near zero until the fall of 2022. While the annual rate of consumer price index inflation has risen to a 18-year high of 3.7% in July 2021, led by higher energy costs, it is expected to moderate in 2022. The Canadian dollar was one of the best-performing currencies in the first half of the year, but it has weakened recently amid concern that the Delta variant of the coronavirus will slow the global economy, resulting in increased safe-haven demand for U.S. dollars. However, supported by elevated energy and other commodity prices, the Canadian dollar should resume rising if the global recovery remains intact. Industry-wide residential mortgage balances are expected to continue rising strongly in response to low mortgage rates, higher home prices, and improved employment, though the rate of growth will likely moderate alongside the housing market in coming quarters. While growth in consumer credit balances (excluding mortgages) has been held back by restrained consumer spending, it is anticipated to improve along with spending as pandemic-related restrictions are lifted. Industry-wide, non-financial corporate credit accelerated during the early stages of the pandemic as businesses built up precautionary balances, but has now moderated to a more gradual pace amid a reduced need for liquidity. Business credit is expected to increase moderately in the year ahead as business confidence and investment improve.

The U.S. economy weathered the pandemic better than most advanced countries, contracting 3.4% in calendar 2020, and it is expected to grow 6.0% in calendar 2021, the fastest rate in nearly four decades. Most pandemic-related constraints were lifted by mid-year and around one-half of the population is fully vaccinated, which may reduce the prospect of material new restrictions, notwithstanding some degree of vaccine hesitancy. Substantial fiscal stimulus, pent-up demand, and elevated household savings are expected to drive activity this year, though supply shortages and some increase in consumer anxiety about the latest wave of virus caseloads will temper the overall pace of growth. Two major rounds of fiscal stimulus were passed into law earlier this year, and additional proposed spending on infrastructure projects, childcare, and education should provide some additional support to the economy in the year ahead, though with a potential partial offset from higher taxes. Business spending is on the upswing, with non-residential investment surpassing pre-pandemic levels. Housing market activity, though moderating, is expected to remain strong in 2021 as a result of low interest rates and continued demand from Millennials. The unemployment rate is projected to fall from 5.4% in July 2021 to below 4% in late 2022. To support the recovery in labour markets, the Federal Reserve is expected to hold policy rates steady until early 2023. Though declining recently on concern about the global economic recovery, longer-term treasury yields are projected to increase moderately in response to strong economic growth and higher inflation. Rising commodity prices, supply shortages, a rebound in the cost of travel-related services, and low base-year effects have lifted the annual rate of the consumer price index to a 13-year high of 5.4% in July 2021. We expect the inflation rate to rise somewhat further this year, before falling below 3% in late 2022 as some of the near-term price pressures subside. Industry-wide residential mortgage growth will likely remain brisk in the near term due to supportive housing market activity. Consumer credit growth has been constrained by fiscal support programs, elevated household savings, and limited consumption of in-person services, but it should benefit from increased personal spending ahead. After rising strongly in the early stages of the pandemic, industry-wide nonfinancial corporate credit growth has been subdued recently, but it is expected to accelerate moderately as business confidence and investment strengthen.

The unpredictable course of the pandemic subjects the economic outlook to a high degree of uncertainty that is likely to persist until vaccines are more widely distributed to the global population. The Delta variant is currently resulting in an upturn in virus cases in many countries. A more severe mutation of the virus could lead to increased hospitalizations and the need for renewed shutdowns of business activity, potentially causing a sustained economic contraction. Other risks to the economy stem from U.S./China trade tensions, turbulence in some emerging market economies amid rising global interest rates, and the potential for higher inflation due to ongoing policy stimulus. Escalating house prices in Canada and the U.S. could also leave the economy vulnerable to a correction in the housing market.

This Economic Review and Outlook section contains forward-looking statements. Please see the Caution Regarding Forward-Looking Statements.

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Financial Highlights

(Canadian $ in millions, except as noted)	Q3-2021	Q2-2021	Q3-2020	YTD-2021	YTD-2020

Summary Income Statement
Net interest income	3,521	3,455	3,535	10,554	10,441
Non-interest revenue	4,041	2,621	3,654	10,059	8,759
Revenue	7,562	6,076	7,189	20,613	19,200
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	984	(283)	1,189	1,302	1,708
Revenue, net of CCPB	6,578	6,359	6,000	19,311	17,492
Provision for credit losses on impaired loans	71	155	446	441	1,183
Provision for (recovery of) credit losses on performing loans	(141)	(95)	608	(295)	1,338
Total provision for credit losses	(70)	60	1,054	146	2,521
Non-interest expense	3,684	4,409	3,444	11,706	10,629
Provision for income taxes	689	587	270	1,864	829
Net income attributable to equity holders of the bank	2,275	1,303	1,232	5,595	3,513
Adjusted net income (1) (2)	2,292	2,095	1,259	6,425	3,591

Common Share Data ($, except as noted)
Earnings per share	3.41	1.91	1.81	8.35	5.18
Adjusted earnings per share	3.44	3.13	1.85	9.63	5.30
Earnings per share growth (%)	89.0	91.4	(22.8)	61.2	(24.7)
Adjusted earnings per share growth (%)	86.0	201.9	(22.3)	81.7	(24.3)
Dividends declared per share	1.06	1.06	1.06	3.18	3.18
Book value per share	80.00	76.72	76.60	80.00	76.60
Closing share price	123.53	116.01	73.28	123.53	73.28
Number of common shares outstanding (in millions)
End of period	648.1	647.3	642.8	648.1	642.8
Average diluted	649.0	648.1	641.7	648.2	640.9
Total market value of common shares ($ billions)	80.1	75.1	47.1	80.1	47.1
Dividend yield (%)	3.4	3.7	5.8	3.4	5.8
Dividend payout ratio (%)	31.0	55.5	58.7	38.0	61.4
Adjusted dividend payout ratio (%)	30.7	33.8	57.3	33.0	59.9

Financial Measures and Ratios (%)
Return on equity	17.5	10.2	9.4	14.5	9.3
Adjusted return on equity	17.6	16.7	9.6	16.7	9.5
Return on tangible common equity	19.8	11.8	11.1	16.7	11.0
Adjusted return on tangible common equity	19.8	19.1	11.1	19.0	11.0
Net income growth	84.6	89.0	(20.9)	59.2	(23.0)
Adjusted net income growth	81.9	193.0	(20.4)	78.9	(22.6)
Revenue growth	5.2	15.4	7.8	7.4	(1.0)
Revenue growth, net of CCPB	9.6	16.4	3.8	10.4	2.8
Adjusted revenue growth, net of CCPB	9.6	15.9	3.8	10.2	2.8
Non-interest expense growth	7.0	25.4	(1.4)	10.1	(0.1)
Adjusted non-interest expense growth	7.5	2.8	(1.5)	2.9	(0.1)
Efficiency ratio, net of CCPB	56.0	69.3	57.4	60.6	60.8
Adjusted efficiency ratio, net of CCPB	55.7	56.6	56.8	56.2	60.2
Operating leverage, net of CCPB	2.6	(9.0)	5.2	0.3	2.9
Adjusted operating leverage, net of CCPB	2.1	13.1	5.3	7.3	2.9
Net interest margin on average earning assets	1.57	1.59	1.59	1.59	1.65
Effective tax rate	23.2	31.1	18.0	25.0	19.1
Adjusted effective tax rate	23.2	22.1	18.2	22.6	19.2
Total PCL-to-average net loans and acceptances (annualized)	(0.06)	0.05	0.89	0.04	0.72
PCL on impaired loans-to-average net loans and acceptances (annualized)	0.06	0.13	0.38	0.13	0.34

Balance Sheet (as at, $ millions, except as noted)
Assets	971,358	949,839	973,508	971,358	973,508
Gross loans and acceptances	472,703	459,589	468,767	472,703	468,767
Net loans and acceptances	469,879	456,561	465,516	469,879	465,516
Deposits	680,553	657,201	660,600	680,553	660,600
Common shareholders’ equity	51,848	49,666	49,239	51,848	49,239
Cash and securities-to-total assets ratio (%)	33.3	33.7	32.1	33.3	32.1

Capital ratios (%)
CET1 Ratio	13.4	13.0	11.6	13.4	11.6
Tier 1 Capital Ratio	15.1	14.8	13.1	15.1	13.1
Total Capital Ratio	17.4	16.7	15.8	17.4	15.8
Leverage Ratio	5.0	5.1	4.7	5.0	4.7

Foreign Exchange Rates ($)
As at Canadian/U.S. dollar	1.2479	1.2279	1.3386	1.2479	1.3386
Average Canadian/U.S. dollar	1.2316	1.2512	1.3584	1.2556	1.3517

(1)

Q2-2021 reported net income included a $747 million pre-tax and after-tax write-down of goodwill related to the announced sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The net gain on the sale was included in revenue with the goodwill write-down and divestiture costs included in non-interest expense, all recorded in Corporate Services.

(2)

Q3-2021 reported net income included expenses of $18 million ($24 million pre-tax) from the impact of divestitures related to the announced sale of our EMEA Asset Management business and the sale of our Private Banking business in Hong Kong and Singapore, offset by a partial reversal of restructuring charges recorded in Q4-2019 related to severance of $18 million ($24 million pre-tax), all recorded in non-interest expense, in Corporate Services.

  Adjusted results are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

7 BMO Financial Group Third Quarter Report 2021

Non-GAAP Measures

Results and measures in this document are presented on a GAAP basis. Unless otherwise indicated, all amounts are in Canadian dollars and have been derived from financial statements prepared in accordance with International Financial Reporting Standards (IFRS). References to GAAP mean IFRS. They are also presented on an adjusted basis that excluded the impact of certain items, as set out in the table below. Please refer to the Foreign Exchange section for a discussion of the effects of changes in exchange rates on BMO’s results. Pre-provision pre-tax earnings (PPPT) is a non-GAAP measure, and is calculated as the difference between revenue, net of insurance claims, commissions and changes in policy benefit liabilities (CCPB), and non-interest expense. Management assesses performance on a reported basis and on an adjusted basis, and considers both to be useful in assessing underlying ongoing business performance. Presenting results on both bases provides readers with a better understanding of how management assesses results. It also permits readers to assess the impact of certain specified items on results for the periods presented, and to better assess results excluding those items that may not be reflective of ongoing results. As such, the presentation may facilitate readers’ analysis of trends. Except as otherwise noted, management’s discussion of changes in reported results in this document applies equally to changes in the corresponding adjusted results. Adjusted results and measures are non-GAAP and as such do not have standardized meanings under GAAP. They are unlikely to be comparable to similar measures presented by other companies and should not be viewed in isolation from, or as a substitute for, GAAP results.

Non-GAAP Measures

(Canadian $ in millions, except as noted)	Q3-2021	Q2-2021	Q3-2020	YTD-2021	YTD-2020

Reported Results
Revenue	7,562	6,076	7,189	20,613	19,200
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(984)	283	(1,189)	(1,302)	(1,708)
Revenue, net of CCPB	6,578	6,359	6,000	19,311	17,492
Total provision for credit losses	70	(60)	(1,054)	(146)	(2,521)
Non-interest expense	(3,684)	(4,409)	(3,444)	(11,706)	(10,629)
Income before income taxes	2,964	1,890	1,502	7,459	4,342
Provision for income taxes	(689)	(587)	(270)	(1,864)	(829)
Net income	2,275	1,303	1,232	5,595	3,513
EPS ($)	3.41	1.91	1.81	8.35	5.18

Adjusting Items (Pre-tax) (1)
Acquisition integration costs (2)	(3)	(2)	(5)	(8)	(11)
Amortization of acquisition-related intangible assets (2)	(19)	(24)	(32)	(68)	(91)
Impact of divestitures (3) (4)	(24)	(771)	-	(795)	-
Restructuring costs (reversals) (4)	24	-	-	24	-
Adjusting items included in reported pre-tax income	(22)	(797)	(37)	(847)	(102)

Adjusting Items (After tax) (1)
Acquisition integration costs (2)	(2)	(2)	(4)	(6)	(8)
Amortization of acquisition-related intangible assets (2)	(15)	(18)	(23)	(52)	(70)
Impact of divestitures (3) (4)	(18)	(772)	-	(790)	-
Restructuring costs (reversals) (4)	18	-	-	18	-
Adjusting items included in reported net income after tax	(17)	(792)	(27)	(830)	(78)
Impact on EPS ($)	(0.03)	(1.22)	(0.04)	(1.28)	(0.12)

Adjusted Results
Revenue	7,562	6,047	7,189	20,584	19,200
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	(984)	283	(1,189)	(1,302)	(1,708)
Revenue, net of CCPB	6,578	6,330	6,000	19,282	17,492
Total provision for credit losses	70	(60)	(1,054)	(146)	(2,521)
Non-interest expense	(3,662)	(3,583)	(3,407)	(10,830)	(10,527)
Income before income taxes	2,986	2,687	1,539	8,306	4,444
Provision for income taxes	(694)	(592)	(280)	(1,881)	(853)
Net income	2,292	2,095	1,259	6,425	3,591
EPS ($)	3.44	3.13	1.85	9.63	5.30

(1)

Adjusting items are generally included in Corporate Services, with the exception of the amortization of acquisition-related intangible assets and certain acquisition integration costs, which are charged to the operating groups.

(2)	These amounts were charged to the non-interest expense of the operating groups. Before-tax and after-tax amounts for each operating group are provided below.
(3)

Q2-2021 reported net income included a $747 million pre-tax and after-tax write-down of goodwill related to the announced sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The net gain on the sale was included in revenue with the goodwill write-down and divestiture costs included in non-interest expense, all recorded in Corporate Services.

(4)

Q3-2021 reported net income included expenses of $18 million ($24 million pre-tax) from the impact of divestitures related to the announced sale of our EMEA Asset Management business and the sale of our Private Banking business in Hong Kong and Singapore, offset by a partial reversal of restructuring charges recorded in Q4-2019 related to severance of $18 million ($24 million pre-tax), all recorded in non-interest expense, in Corporate Services.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

BMO Financial Group Third Quarter Report 2021 8

Summary of Reported and Adjusted Results by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Q3-2021
Reported net income (loss)	815	553	1,368	401	558	(52)	2,275
Acquisition integration costs (1)	-	-	-	-	2	-	2
Amortization of acquisition-related intangible assets (2)	-	6	6	5	4	-	15
Impact of divestitures (3)	-	-	-	-	-	18	18
Restructuring costs (reversals) (3)	-	-	-	-	-	(18)	(18)
Adjusted net income (loss)	815	559	1,374	406	564	(52)	2,292
Q2-2021
Reported net income (loss)	764	542	1,306	346	563	(912)	1,303
Acquisition integration costs (1)	-	-	-	-	2	-	2
Amortization of acquisition-related intangible assets (2)	1	5	6	7	5	-	18
Impact of divestitures (4)	-	-	-	-	-	772	772
Adjusted net income (loss)	765	547	1,312	353	570	(140)	2,095
Q3-2020
Reported net income (loss)	319	263	582	341	426	(117)	1,232
Acquisition integration costs (1)	-	-	-	-	4	-	4
Amortization of acquisition-related intangible assets (2)	-	10	10	8	5	-	23
Adjusted net income (loss)	319	273	592	349	435	(117)	1,259
YTD-2021
Reported net income (loss)	2,316	1,677	3,993	1,105	1,604	(1,107)	5,595
Acquisition integration costs (1)	-	-	-	-	6	-	6
Amortization of acquisition-related intangible assets (2)	1	18	19	20	13	-	52
Impact of divestitures (3) (4)	-	-	-	-	-	790	790
Restructuring costs (reversals) (3)	-	-	-	-	-	(18)	(18)
Adjusted net income (loss)	2,317	1,695	4,012	1,125	1,623	(335)	6,425
YTD-2020
Reported net income (loss)	1,380	953	2,333	776	708	(304)	3,513
Acquisition integration costs (1)	-	-	-	-	8	-	8
Amortization of acquisition-related intangible assets (2)	1	30	31	26	13	-	70
Adjusted net income (loss)	1,381	983	2,364	802	729	(304)	3,591

(1)

KGS-Alpha and Clearpool acquisition integration costs before tax amounts of $3 million in Q3-2021, $2 million in Q2-2021, $5 million in Q3-2020; $8 million for YTD-2021 and $11 million for YTD-2020 are included in non-interest expense in BMO Capital Markets.

(2)

Amortization of acquisition-related intangible assets before tax is charged to the non-interest expense of the operating groups. Canadian P&C amounts of $nil in Q3-2021, $1 million in Q2-2021, and $nil in Q3-2020; $1 million for both YTD-2021 and YTD-2020. U.S. P&C amounts of $9 million in Q3-2021, $7 million in Q2-2021, and $13 million in Q3-2020; $25 million for YTD-2021 and $40 million for YTD-2020. BMO Wealth Management amounts of $5 million in Q3-2021, $10 million in Q2-2021, and $11 million in Q3-2020; $25 million for YTD-2021 and $33 million for YTD-2020. BMO Capital Markets amounts of $5 million in Q3-2021, $6 million in Q2-2021, and $8 million in Q3-2020; $17 million for both YTD-2021 and YTD-2020.

(3)

Q3-2021 reported net income included expenses of $18 million ($24 million pre-tax) from the impact of divestitures related to the announced sale of our EMEA Asset Management business and the sale of our Private Banking business in Hong Kong and Singapore, offset by a partial reversal of restructuring charges recorded in Q4-2019 related to severance of $18 million ($24 million pre-tax), all recorded in non-interest expense, in Corporate Services.

(4)

Q2-2021 reported net income included a $747 million pre-tax and after-tax write-down of goodwill related to the announced sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The net gain on the sale was included in revenue with the goodwill write-down and divestiture costs included in non-interest expense, all recorded in Corporate Services.

  Adjusted results and measures in this table are non-GAAP amounts or non-GAAP measures.

9 BMO Financial Group Third Quarter Report 2021

Foreign Exchange

The Canadian dollar equivalents of BMO’s U.S. segment results that are denominated in U.S. dollars decreased relative to the second quarter of 2021 and the third quarter of 2020, due to changes in the U.S. dollar exchange rate. The table below indicates the relevant average Canadian/U.S. dollar exchange rates and the impact of changes in those rates on BMO’s U.S. segment results. References in this document to the impact of the U.S. dollar do not include U.S. dollar-denominated amounts recorded outside of BMO’s U.S. segment.

Changes in exchange rates will affect future results measured in Canadian dollars, and the impact on those results is a function of the periods in which revenue, expenses, provisions for (recoveries of) credit losses and income taxes arise.

Economically, our U.S. dollar income stream was unhedged to changes in foreign exchange rates during the current and prior year. We regularly determine whether to enter into hedging transactions in order to mitigate the impact of foreign exchange rate movements on net income.

Refer to the Enterprise-Wide Capital Management section on page 63 of BMO’s 2020 Annual Report for a discussion of the impact that changes in foreign exchange rates can have on our capital position. Changes in foreign exchange rates will also affect accumulated other comprehensive income, primarily as a result of the translation of our investment in foreign operations, and the carrying value of assets and liabilities on the balance sheet.

This Foreign Exchange section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Effects of Changes in Exchange Rates on BMO’s U.S. Segment Reported and Adjusted Results

	Q3-2021		YTD-2021
(Canadian $ in millions, except as noted)	vs. Q3-2020	vs. Q2-2021	vs. YTD-2020
Canadian/U.S. dollar exchange rate (average)
Current period	1.2316	1.2316	1.2556
Prior period	1.3584	1.2512	1.3517

Effects on U.S. segment reported results
Increased (Decreased) net interest income	(132)	(22)	(297)
Increased (Decreased) non-interest revenue	(83)	(14)	(148)
Increased (Decreased) revenues	(215)	(36)	(445)
Decreased (Increased) provision for credit losses	42	-	104
Decreased (Increased) expenses	126	21	287
Decreased (Increased) income taxes	8	3	7
Increased (Decreased) reported net income	(39)	(12)	(47)
Impact on earnings per share ($)	(0.06)	(0.02)	(0.07)

Effects on U.S. segment adjusted results
Increased (Decreased) net interest income	(132)	(22)	(297)
Increased (Decreased) non-interest revenue	(83)	(14)	(148)
Increased (Decreased) revenues	(215)	(36)	(445)
Decreased (Increased) provision for credit losses	42	-	104
Decreased (Increased) expenses	123	20	282
Decreased (Increased) income taxes	9	4	8
Increased (Decreased) adjusted net income	(41)	(12)	(51)
Impact on adjusted earnings per share ($)	(0.06)	(0.02)	(0.08)

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Net Income

Q3 2021 vs. Q3 2020

Reported net income was $2,275 million, an increase of $1,043 million or 85% from the prior year, and adjusted net income was $2,292 million, an increase of $1,033 million or 82%. Adjusted results in the current quarter excluded expenses of $18 million ($24 million pre-tax) from the impact of divestitures related to the announced sale of our EMEA Asset Management business and the sale of our Private Banking business in Hong Kong and Singapore, offset by a partial reversal of restructuring charges recorded in the fourth quarter of 2019 related to severance of $18 million ($24 million pre-tax). Adjusted results also excluded the amortization of acquisition-related intangible assets and acquisition integration costs in both the current and prior years. Reported EPS was $3.41, an increase of $1.60 from the prior year, and adjusted EPS was $3.44, an increase of $1.59.

Adjusted results were driven by higher revenue, higher expenses and the impact of lower provisions for credit losses. All operating groups recorded higher net income, while Corporate Services recorded a lower net loss.

Q3 2021 vs. Q2 2021

Reported net income was $2,275 million, an increase of $972 million or 75% from the prior quarter, and adjusted net income was $2,292 million, an increase of $197 million or 9%. Adjusted net income in the prior quarter excluded a $747 million pre-tax and after-tax write-down of goodwill related to the announced sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) net gain from the sale of our Private Banking business in Hong Kong and Singapore, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. Adjusted results also excluded the amortization of acquisition-related intangible assets and acquisition integration costs in both the current and prior quarters. Reported EPS increased $1.50 or 79% from the prior quarter, and adjusted EPS increased $0.31 or 10%.

Adjusted results were driven by higher revenue, higher expenses and the impact of lower provisions for credit losses. Net income increased in BMO Wealth Management and our P&C businesses, while BMO Capital Markets decreased modestly. Corporate Services recorded a lower net loss.

BMO Financial Group Third Quarter Report 2021 10

Q3 YTD 2021 vs. Q3 YTD 2020

Reported net income was $5,595 million, an increase of $2,082 million or 59% from the prior year, and adjusted net income was $6,425 million, an increase of $2,834 million or 79%. Adjusting items are noted above. Reported EPS was $8.35, an increase of $3.17 or 61% from the prior year, and adjusted EPS was $9.63, an increase of $4.33 or 82%. Adjusted results were driven by higher revenue, higher expenses and the impact of lower provisions for credit losses. Higher net income across all operating groups was partially offset by a modestly higher net loss in Corporate Services.

Adjusted results in this Net Income section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Revenue

Q3 2021 vs. Q3 2020

Total reported and adjusted revenue was $7,562 million, an increase of $373 million or 5% from the prior year. On a basis that nets insurance claims, commissions and changes in policy benefit liabilities (CCPB) against insurance revenue (net revenue), reported and adjusted revenue was $6,578 million, an increase of $578 million or 10% from the prior year.

Revenue increased in Canadian P&C due to higher net interest income and higher non-interest revenue, in BMO Wealth Management, primarily from growth in client assets, including stronger global markets, and in BMO Capital Markets with higher Investment and Corporate Banking revenue, partially offset by lower Global Markets revenue. Revenue decreased in U.S. P&C due to the weaker U.S. dollar, and increased on a source currency basis, due to higher net interest income and higher non-interest revenue. Corporate Services revenue increased from the prior year. The impact of the weaker U.S. dollar decreased total revenue by 4%.

Net interest income was $3,521 million, a decrease of $14 million from the prior year. Excluding trading, net interest income was $3,134 million, an increase of $194 million or 7%, primarily driven by higher net interest income in our P&C businesses, Corporate Services and BMO Wealth Management. Higher net interest income in U.S. P&C was more than offset by the impact of the weaker U.S. dollar.

Average earning assets were $887.2 billion, relatively unchanged from the prior year as higher short-term cash positions, higher securities and loan growth were offset by the impact of the weaker U.S. dollar.

BMO’s overall net interest margin decreased 2 basis points from the prior year, primarily driven by lower margins in BMO Capital Markets, partially offset by higher margins in our P&C businesses and the impact of treasury-related activities. Excluding trading, net interest margin increased 14 basis points, primarily driven by lower balances of low-yielding assets in BMO Capital Markets, higher margins in our P&C businesses and the impact of treasury-related activities.

Adjusted non-interest revenue, net of CCPB, was $3,057 million, an increase of $592 million or 24% from the prior year. Excluding trading and net of CCPB, adjusted non-interest revenue was $2,922 million, an increase of $525 million or 22%, with increases across all categories, including higher securities gains, and underwriting and advisory fee revenue, partially offset by the impact of the weaker U.S. dollar.

Gross insurance revenue decreased $184 million from the prior year, primarily due to changes in the fair value of investments, partially offset by higher annuity sales. The decrease in insurance revenue was largely offset by changes in policy benefit liabilities, the impact of which is reflected in CCPB, as discussed on page 13. We generally focus on analyzing revenue, net of CCPB, given the extent to which insurance revenue can vary and that this variability is largely offset in CCPB.

Q3 2021 vs. Q2 2021

Total reported revenue was $7,562 million, an increase of $1,486 million or 24% from the prior quarter, and adjusted revenue was $7,562 million, an increase of $1,515 million or 25%. Reported revenue, net of CCPB was $6,578 million, an increase of $219 million or 3%, and adjusted revenue, net of CCPB was $6,578 million, an increase of $248 million or 4%. Results were impacted by three more days in the current quarter and the weaker U.S. dollar. Adjusted revenue excluded the net gain on the sale of our Private Banking business in Hong Kong and Singapore in the prior quarter.

Revenue increased in Canadian P&C due to higher net interest income and non-interest revenue, in BMO Capital Markets with higher Investment and Corporate Banking revenue partially offset by lower Global Markets revenue, and in BMO Wealth Management, primarily reflecting stronger global markets and higher insurance revenue, partially offset by lower brokerage revenue. Revenue decreased in U.S. P&C, but was relatively unchanged on a source currency basis. Corporate Services revenue increased from the prior quarter.

Net interest income increased $66 million or 2% from the prior quarter. Excluding trading, net interest income increased $128 million or 4%, and was higher across all operating groups, primarily due to the impact of three more days in the current quarter, partially offset by the weaker U.S. dollar.

Average earning assets decreased $2.3 billion, primarily due to the impact of the weaker U.S. dollar and lower short-term cash positions, partially offset by loan growth.

BMO’s overall net interest margin decreased 2 basis points, primarily due to lower trading income. Excluding trading, net interest margin increased 2 basis points, primarily due to the impact of treasury-related activities.

Adjusted non-interest revenue, net of CCPB, was $3,057 million, an increase of $182 million or 6% from the prior quarter. Excluding trading and net of CCPB, adjusted non-interest revenue increased $94 million or 3%. The increase was primarily driven by higher securities gains, insurance revenue net of CCPB, and investment management and custodial fees, partially offset by lower securities commission and fees, foreign exchange, other than trading revenue and the impact of the weaker U.S. dollar.

Gross insurance revenue increased $1,300 million from the prior quarter, due to changes in the fair value of investments and higher annuity sales. The increase in insurance revenue was largely offset by changes in CCPB, as discussed on page 13.

11 BMO Financial Group Third Quarter Report 2019

Q3 YTD 2021 vs. Q3 YTD 2020

Total reported revenue was $20,613 million, an increase of $1,413 million or 7% from the prior year, and adjusted revenue was $20,584 million, an increase of $1,384 million or 7%. Revenue, net of CCPB was $19,311 million, an increase of $1,819 million or 10% from the prior year, and adjusted revenue, net of CCPB, was $19,282 million, an increase of $1,790 million or 10%.

Revenue increased in BMO Capital Markets due to higher Global Markets and Investment and Corporate Banking revenue, in BMO Wealth Management, primarily from growth in client assets, including stronger global markets, higher insurance and online brokerage revenue, and the impact of the legal provision in the prior year, and in our P&C businesses, primarily due to higher net interest income and non-interest revenue, partially offset by the impact of the weaker U.S. dollar. Corporate Services revenue increased from the prior year.

Net interest income was $10,554 million, an increase of $113 million or 1% from the prior year. Excluding trading, net interest income of $9,240 million, increased $218 million or 2%, largely due to higher net interest income in our P&C businesses, primarily due to volume growth, in Corporate Services and in BMO Wealth Management, partially offset by the impact of the weaker U.S. dollar and lower net interest income in BMO Capital Markets.

Average earning assets were $890.2 billion, an increase of $44.6 billion or 5%, primarily due to higher short-term cash positions, higher securities, and loan growth, partially offset by the impact of the weaker U.S. dollar.

BMO’s overall net interest margin decreased 6 basis points from the prior year, primarily driven by higher liquidity levels and lower trading net interest income, partially offset by higher margins in our P&C businesses. Excluding trading, net interest margin decreased 1 basis point, primarily driven by higher liquidity levels, partially offset by lower balances of low-yielding assets in BMO Capital Markets and higher margins in our P&C businesses.

Adjusted non-interest revenue, net of CCPB, was $8,728 million, an increase of $1,677 million or 24% from the prior year. Excluding trading and net of CCPB, adjusted non-interest revenue was $8,334 million, an increase of $1,275 million or 18%, due to increases across all categories, including higher securities gains, underwriting and advisory fee revenue, lending revenue and mutual fund revenue, partially offset by the impact of the weaker U.S. dollar.

Net interest income and non-interest revenue are detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Revenue section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

Provision for Credit Losses

Q3 2021 vs. Q3 2020

Total recovery of credit losses was $70 million, compared with a provision for credit losses of $1,054 million in the prior year. Total recovery of credit losses ratio was 6 basis points, compared with a provision for credit losses ratio of 89 basis points in the prior year. The provision for credit losses on impaired loans was $71 million, a decrease of $375 million from $446 million in the prior year, largely due to lower commercial provisions in our P&C businesses, and in BMO Capital Markets. The provision for credit losses on impaired loans ratio was 6 basis points, compared with 38 basis points in the prior year. There was a $141 million recovery of credit losses on performing loans in the current quarter, compared with a $608 million provision in the prior year. The $141 million recovery of credit losses in the current quarter reflected an improving economic outlook and positive credit migration, partially offset by the impact of the uncertain economic environment on future credit conditions, as well as balance growth, while the $608 million provision in the prior year reflected the impact of the extraordinary and highly uncertain environment on credit conditions, the economy and scenario weights.

Q3 2021 vs. Q2 2021

Total recovery of credit losses was $70 million, compared with a provision for credit losses of $60 million in the prior quarter. Total recovery of credit losses ratio was 6 basis points, compared with a provision for credit losses ratio of 5 basis points in the prior quarter. The provision for credit losses on impaired loans decreased $84 million from the prior quarter, primarily due to lower provisions in Canadian P&C. The provision for credit losses on impaired loans ratio was 6 basis points, compared with 13 basis points in the prior quarter. There was a $141 million recovery of credit losses on performing loans in the current quarter, compared with a $95 million recovery in the prior quarter. The $46 million increase in the recovery of credit losses on performing loans from the prior quarter reflected an improving economic outlook and positive credit migration, partially offset by the impact of the uncertain economic environment on future credit conditions, as well as balance growth, while the prior quarter reflected positive credit migration and an improving economic outlook, partially offset by a more severe adverse scenario.

Q3 YTD 2021 vs. Q3 YTD 2020

Total provision for credit losses was $146 million, a decrease of $2,375 million from the prior year. The total provision for credit losses ratio was 4 basis points, compared with 72 basis points in the prior year. The provision for credit losses on impaired loans was $441 million, a decrease of $742 million from $1,183 million in the prior year, largely due to lower provisions in our P&C businesses and in BMO Capital Markets. The provision for credit losses on impaired loans ratio was 13 basis points, compared with 34 basis points in the prior year. There was a $295 million recovery of credit losses on performing loans in the current year, compared with a $1,338 million provision in the prior year. The $295 million recovery in the current year primarily reflected an improving economic outlook and positive credit migration, partially offset by the impact of the uncertain environment on future credit conditions, including adoption of a higher adverse scenario weight in the first quarter of the current year, as well as a more severe adverse scenario in the second quarter. The $1,338 million provision in the prior year was primarily due to a weaker economic outlook in the second quarter, and an increased adverse scenario weight in the third quarter.

BMO Financial Group Third Quarter Report 2019 12

Provision for Credit Losses by Operating Group

(Canadian $ in millions)	Canadian P&C	U.S. P&C	Total P&C	BMO Wealth Management	BMO Capital Markets	Corporate Services	Total Bank
Q3-2021
Provision for (recovery of) credit losses on impaired loans	101	(9)	92	-	(19)	(2)	71
Provision for (recovery of) credit losses on performing loans	(7)	(53)	(60)	(2)	(75)	(4)	(141)
Total provision for (recovery of) credit losses	94	(62)	32	(2)	(94)	(6)	(70)

Q2-2021
Provision for (recovery of) credit losses on impaired loans	154	6	160	1	(6)	-	155
Provision for (recovery of) credit losses on performing loans	(13)	(29)	(42)	(4)	(49)	-	(95)
Total provision for (recovery of) credit losses	141	(23)	118	(3)	(55)	-	60

Q3-2020
Provision for (recovery of) credit losses on impaired loans	257	109	366	1	79	-	446
Provision for (recovery of) credit losses on performing loans	313	223	536	7	58	7	608
Total provision for (recovery of) credit losses	570	332	902	8	137	7	1,054

YTD-2021
Provision for (recovery of) credit losses on impaired loans	404	17	421	3	20	(3)	441
Provision for (recovery of) credit losses on performing loans	(22)	(133)	(155)	(10)	(126)	(4)	(295)
Total provision for (recovery of) credit losses	382	(116)	266	(7)	(106)	(7)	146

YTD-2020
Provision for (recovery of) credit losses on impaired loans	607	365	972	4	205	2	1,183
Provision for (recovery of) credit losses on performing loans	612	315	927	13	390	8	1,338
Total provision for (recovery of) credit losses	1,219	680	1,899	17	595	10	2,521

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Provision for Credit Losses Performance Ratios

	Q3-2021	Q2-2021	Q3-2020	YTD-2021	YTD-2020
Total PCL-to-average net loans and acceptances (annualized) (%)	(0.06)	0.05	0.89	0.04	0.72
PCL on impaired loans-to-average net loans and acceptances (annualized) (%)	0.06	0.13	0.38	0.13	0.34

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Impaired Loans

Total gross impaired loans (GIL) were $2,430 million, compared with $4,413 million in the prior year, with the largest decrease in impaired loans attributed to the oil and gas industry. GIL decreased $570 million from $3,000 million in the prior quarter.

Factors contributing to the change in GIL are outlined in the table below. Loans classified as impaired during the quarter totalled $390 million, compared with $1,760 million in the prior year, and $425 million in the prior quarter.

Changes in Gross Impaired Loans (GIL) (1) and Acceptances

(Canadian $ in millions, except as noted)	Q3-2021	Q2-2021	Q3-2020	YTD-2021	YTD-2020
GIL, beginning of period	3,000	3,442	3,645	3,638	2,629
Classified as impaired during the period	390	425	1,760	1,480	3,987
Transferred to not impaired during the period	(293)	(193)	(113)	(668)	(424)
Net repayments	(488)	(459)	(409)	(1,349)	(1,005)
Amounts written-off	(159)	(140)	(384)	(478)	(773)
Recoveries of loans and advances previously written-off	-	-	-	-	-
Disposals of loans	(47)	-	-	(61)	(17)
Foreign exchange and other movements	27	(75)	(86)	(132)	16
GIL, end of period	2,430	3,000	4,413	2,430	4,413
GIL to gross loans and acceptances (%)	0.51	0.65	0.94	0.51	0.94

(1)	GIL excluded purchased credit impaired loans.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Insurance Claims, Commissions and Changes in Policy Benefit Liabilities

Insurance claims, commissions and changes in policy benefit liabilities (CCPB) were $984 million, a decrease of $205 million from the prior year. Results decreased, largely due to changes in the fair value of policy benefit liabilities. CCPB increased $1,267 million from the prior quarter due to changes in the fair value of policy benefit liabilities. The changes were largely offset in revenue.

13 BMO Financial Group Third Quarter Report 2019

Non-Interest Expense

Reported non-interest expense was $3,684 million, an increase of $240 million or 7% from the prior year, and adjusted non-interest expense was $3,662 million, an increase of $255 million or 8%. Adjusted non-interest expense increased, primarily due to higher performance-based compensation, computer and equipment costs, and travel and business development costs, partially offset by the impact of the weaker U.S. dollar that decreased expenses by 4%.

Reported non-interest expense decreased $725 million from the prior quarter, primarily due to the impact of divestitures, including the $747 million write-down of goodwill in the prior quarter and lower divestiture-related costs. Adjusted non-interest expense increased $79 million or 2%, primarily due to higher employee-related costs, including the impact of three more days in the quarter, partially offset by the impact of the weaker U.S. dollar.

Year-to-date reported non-interest expense was $11,706 million, an increase of $1,077 million or 10% from the prior year, largely due to the impact of the divestitures, and adjusted non-interest expense was $10,830 million, an increase of $303 million or 3%. The increase was primarily driven by higher performance-based compensation and higher premises and equipment costs, partially offset by the impact of the weaker U.S. dollar that decreased expenses by 3%.

Reported operating leverage on a net revenue basis was positive 2.6% and adjusted operating leverage on a net revenue basis was positive 2.1%. Year-to-date adjusted operating leverage on a net revenue basis was positive 7.3%.

The reported efficiency ratio was 48.7%, compared with 47.9% in the prior year, and was 56.0% on a net revenue basis, compared with 57.4% in the prior year. The adjusted efficiency ratio on a net revenue basis was 55.7%, compared with 56.8% in the prior year. Year-to-date adjusted efficiency ratio on a net revenue basis was 56.2%, compared with 60.2% in the prior year.

Non-interest expense is detailed in the unaudited interim consolidated financial statements.

Adjusted results in this Non-Interest Expense section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Income Taxes

The provision for income taxes was $689 million, an increase of $419 million from the third quarter of 2020, and an increase of $102 million from the second quarter of 2021. The effective tax rate for the current quarter was 23.2%, compared with 18.0% in the third quarter of 2020, and 31.1% in the second quarter of 2021.

The adjusted provision for income taxes was $694 million, an increase of $414 million from the third quarter of 2020, and an increase of $102 million from the second quarter of 2021. The adjusted effective tax rate was 23.2% in the current quarter, compared with 18.2% in the third quarter of 2020, and 22.1% in the second quarter of 2021. The change in the reported effective tax rate in the current quarter relative to the third quarter of 2020 was primarily due to earnings mix, including the impact of lower pre-tax income in the prior year, and the change relative to the prior quarter was primarily due to the write-down of goodwill related to the announced sale of our EMEA Asset Management business in the second quarter of 2021. The change in the adjusted effective tax rate in the current quarter relative to the third quarter of 2020 was primarily due to earnings mix, including the impact of lower pre-tax income in the prior year.

Adjusted results in this Income Taxes section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2019 14

Balance Sheet

(Canadian $ in millions)	As at July 31, 2021	As at October 31, 2020
Assets
Cash and interest bearing deposits with banks	92,618	66,443
Securities	230,776	234,260
Securities borrowed or purchased under resale agreements	104,738	111,878
Net Loans and Acceptances	469,879	460,913
Derivative instruments	36,331	36,815
Other assets	37,016	38,952
Total assets	971,358	949,261
Liabilities and Equity
Deposits	680,553	659,034
Derivative instruments	29,167	30,375
Securities lent or sold under repurchase agreements	92,990	88,658
Other liabilities	103,979	106,185
Subordinated debt	6,973	8,416
Equity	57,696	56,593
Total liabilities and equity	971,358	949,261

  Certain comparative figures have been reclassified to conform with the current period presentation.

Total assets were $971.4 billion as at July 31, 2021, an increase of $22.1 billion from October 31, 2020. The weaker U.S. dollar decreased assets by $27.3 billion, excluding the impact on derivative financial assets.

Cash and cash equivalents and interest bearing deposits with banks increased $26.2 billion, due to higher balances held with central banks, driven by customer deposit growth in excess of loan growth and treasury activities in Corporate Services, partially offset by the impact of the weaker U.S. dollar.

Securities decreased $3.5 billion, due to the impact of the weaker U.S. dollar and treasury activities in Corporate Services, partially offset by higher client activity in BMO Capital Markets.

Securities borrowed or purchased under resale agreements decreased $7.1 billion, due to treasury activities in Corporate Services and the impact of the weaker U.S. dollar, partially offset by higher client activity in BMO Capital Markets.

Net loans and acceptances increased $9.0 billion. Business and government loans and acceptances decreased $3.0 billion, primarily due to the impact of the weaker U.S. dollar and lower balances in BMO Capital Markets, primarily due to declining balances in the non-Canadian energy portfolio, partially offset by growth in our P&C businesses. Residential mortgages increased $7.3 billion, due to growth in Canadian P&C, partially offset by lower balances in U.S. P&C, including the impact of the weaker U.S. dollar. Consumer instalment and other personal loans increased $4.9 billion, due to growth in our P&C businesses and BMO Wealth Management, partially offset by the impact of the weaker U.S. dollar.

Derivative financial assets decreased $0.5 billion, due to a decrease in the fair value of interest rate and equity contracts, largely offset by an increase in the fair value of foreign exchange and commodities contracts.

Other assets decreased $1.9 billion, due to the impact of the weaker U.S. dollar and the write-down of goodwill related to the announced sale of our EMEA Asset Management business.

Liabilities increased $21.0 billion from October 31, 2020. The weaker U.S. dollar decreased liabilities by $25.3 billion, excluding the impact on derivative financial liabilities.

Deposits increased $21.5 billion, primarily due to growth in customer deposits across all operating groups, partially offset by the impact of the weaker U.S. dollar.

Derivative financial liabilities decreased $1.2 billion, due to a decrease in the fair value of interest rate and commodities contracts, partially offset by an increase in the fair value of foreign exchange and equity contracts.

Securities lent or sold under repurchase agreements increased $4.3 billion, driven by higher client activity in BMO Capital Markets, partially offset by the impact of the weaker U.S. dollar and maturing Bank of Canada term repo funding.

Other liabilities decreased $2.2 billion, primarily due to lower secured funding and the impact of the weaker U.S. dollar, partially offset by higher cash collateral received on over-the-counter derivatives and an increase in acceptances.

Subordinated debt decreased $1.4 billion, largely due to redemptions net of a new issuance in the current year.

Equity increased $1.1 billion from October 31, 2020, largely due to higher retained earnings, partially offset by a decrease in accumulated other comprehensive income and lower preferred shares and other equity instruments. Retained earnings increased $3.3 billion as a result of net income earned in the year, partially offset by dividends and distributions on other equity instruments. Accumulated other comprehensive income decreased $1.7 billion, primarily due to the impact of the weaker U.S. dollar on the translation of net foreign operations and the impact of higher interest rates on cash flow hedges, partially offset by an increase in pension and other employee future benefit plans, due to an increase in the value of pension plan assets and the impact of higher interest rates on the pension liability. Preferred shares and other equity instruments decreased $0.8 billion, due to redemptions in the year.

Contractual obligations by year of maturity are outlined on page 41 in this document.

15 BMO Financial Group Third Quarter Report 2019

Capital Management

BMO continues to manage its capital within the framework described on page 63 of BMO’s 2020 Annual Report.

Third Quarter 2021 Regulatory Capital Review

BMO’s Common Equity Tier 1 (CET1) Ratio was 13.4% as at July 31, 2021, an increase from 13.0% at the end of the second quarter of fiscal 2021, driven by retained earnings growth.

CET1 Capital was $43.3 billion as at July 31, 2021, an increase from $41.4 billion as at April 30, 2021, primarily due to retained earnings growth and the impact of foreign exchange movements.

Risk weighted assets (RWA) were $322.5 billion as at July 31, 2021, an increase from $319.8 billion as at April 30, 2021, primarily due to increased asset size, the impact of foreign exchange movements and higher market risk capital requirements driven by the unwinding of the temporary reduction in the Stressed Value at Risk (SVaR) multiplier, partially offset by changes in asset quality.

The bank’s Tier 1 and Total Capital Ratios were 15.1% and 17.4%, respectively, as at July 31, 2021, compared with 14.8% and 16.7%, respectively, as at April 30, 2021. The Tier 1 Capital Ratio was higher than the prior quarter, primarily due to the factors impacting the CET1 Ratio, partially offset by the announced preferred shares redemption. The Total Capital Ratio was higher due to the factors impacting the Tier 1 Capital Ratio and a subordinated note issuance.

The impact of foreign exchange movements on capital ratios was largely offset. BMO’s investments in foreign operations are primarily denominated in U.S. dollars, and the foreign exchange impact of U.S.-dollar-denominated RWA and capital deductions may result in variability in the capital ratios. We may manage the impact of foreign exchange movements on our capital ratios and did so during the current quarter. Any such activities could also impact our book value and return on equity.

BMO’s Leverage Ratio was 5.0% as at July 31, 2021, a decrease from 5.1% at the end of the second quarter of fiscal 2021, primarily due to higher leverage exposures, partially offset by higher Tier 1 Capital.

Regulatory Capital Developments

On August 12, 2021, the Office of the Superintendent of Financial Institutions (OSFI) confirmed that the temporary exclusion of sovereign-issued securities from the leverage ratio exposure measure for deposit-taking institutions (DTIs) will end on December 31, 2021. Central bank reserves will continue to be excluded.

As a continuation of the Basel III reforms industry consultation that started on March 18, 2021, which proposed a three-year phase-in of the capital floor factor and a leverage ratio buffer for D-SIB’s, on June 18, 2021, OSFI launched an industry consultation on proposed regulatory changes to the treatment of credit valuation adjustments (CVA) and market risk hedges of other valuation adjustments.

On June 17, 2021, OSFI announced the Domestic Stability Buffer (DSB) would increase to 2.5%, up from 1.0%, effective October 31, 2021. This increase reflects OSFI’s view that key vulnerabilities such as household and corporate debt levels remain elevated, and in some cases have increased since March 2020, while the economic and market disruptions stemming from the COVID-19 pandemic have abated and banks’ capital levels have been resilient.

Effective May 1, 2021, the SVaR multiplier for the market risk capital requirement calculation, which was temporarily reduced to a minimum value of one, returned to the pre-pandemic minimum value of three.

On January 27, 2021, OSFI advised DTIs that loans to businesses through the Government of Canada’s Highly Affected Sectors Credit Availability Program (HASCAP) could be treated as exposures to the Government of Canada. DTIs must include the entire amount of the loan in the leverage ratio calculation.

On December 14, 2020, OSFI announced that while the restrictions on regular dividend increases remain in place, there may be exceptional circumstances where a non-recurring payment of special or irregular dividends may be acceptable, but the objective cannot be the distribution of capital to a broad group of shareholders.

Please refer to the Enterprise-Wide Capital Management section on pages 63 to 70 of BMO’s 2020 Annual Report for a summary of the modifications to capital requirements announced by OSFI in 2020, to address the market disruption posed by the COVID-19 pandemic. For those that are temporary in nature, OSFI will continue to closely monitor the economic and financial outlook and provide guidance on the unwinding of the modifications.

BMO Financial Group Third Quarter Report 2021 16

Regulatory Capital

Regulatory capital requirements for BMO are determined in accordance with OSFI’s Capital Adequacy Requirements (CAR) Guideline, which is based on the capital standards developed by the Basel Committee on Banking Supervision. For more information see the Enterprise-Wide Capital Management section on pages 63 to 70 of BMO’s 2020 Annual Report.

OSFI’s capital requirements are summarized in the following table.

(% of risk-weighted assets or leverage exposures)	Minimum capital requirements	Total Pillar 1 Capital Buffer (1)	Domestic Stability Buffer (2)	OSFI capital requirements including capital buffers	BMO Capital and Leverage Ratios as at July 31, 2021
Common Equity Tier 1 Ratio	4.5%	3.5%	1.0%	9.0%	13.4%
Tier 1 Capital Ratio	6.0%	3.5%	1.0%	10.5%	15.1%
Total Capital Ratio	8.0%	3.5%	1.0%	12.5%	17.4%
Leverage Ratio	3.0%	na	na	3.0%	5.0%

(1)

The minimum 4.5% CET1 Ratio requirement is augmented by the 3.5% Total Pillar 1 Capital Buffers, which can absorb losses during periods of stress. The Pillar 1 Capital Buffers include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for domestic systemically important banks (D-SIBs) and a Countercyclical Buffer, as prescribed by OSFI (immaterial for the third quarter of 2021). If a bank’s capital ratios fall within the range of this combined buffer, restrictions on discretionary distributions of earnings (such as dividends, share repurchases and discretionary compensation) would ensue, with the degree of such restrictions varying according to the position of the bank’s ratios within the buffer range.

(2)

OSFI requires all D-SIBs to hold a Domestic Stability Buffer (DSB) against Pillar 2 risks associated with systemic vulnerabilities. The DSB can range from 0% to 2.5% of total RWA and is currently set at 1.0%, which will increase to 2.5% as at October 31, 2021. Breaches of the DSB do not result in a bank being subject to automatic constraints on capital distributions.

na	– not applicable

Under Canada’s Bank Recapitalization (Bail-In) Regime, eligible senior debt issued on or after September 23, 2018, is subject to statutory conversion requirements. Canada Deposit Insurance Corporation has the power to trigger the conversion of bail-in debt into common shares. This statutory conversion supplements non-viable contingent capital (NVCC) instruments, which must be converted in full, prior to the conversion of bail-in debt. The prospective minimum requirements for TLAC are currently set at a risk-based TLAC ratio of 24.0% of RWA, including a 2.5% DSB, and a TLAC leverage ratio of 6.75%. The bank expects to meet the minimum requirements when they come into effect on November 1, 2021. As at July 31, 2021, BMO’s TLAC ratio was 26.1% and its TLAC leverage ratio was 8.7%.

Regulatory Capital Position

(Canadian $ in millions, except as noted)	Q3-2021	Q2-2021	Q4-2020

Gross common equity (1)	51,848	49,666	49,995
Regulatory adjustments applied to common equity	(8,499)	(8,251)	(9,918)
Common Equity Tier 1 capital (CET1)	43,349	41,415	40,077
Additional Tier 1 eligible capital (2)	5,558	5,848	5,848
Regulatory adjustments applied to Tier 1	(81)	(83)	(85)
Additional Tier 1 capital (AT1)	5,477	5,765	5,763
Tier 1 capital (T1 = CET1 + AT1)	48,826	47,180	45,840
Tier 2 eligible capital (3)	7,428	6,372	8,874
Regulatory adjustments applied to Tier 2	(51)	(69)	(53)
Tier 2 capital (T2)	7,377	6,303	8,821
Total capital (TC = T1 + T2)	56,203	53,483	54,661
Risk-weighted Assets (4)	322,529	319,802	336,607
Leverage Ratio Exposures	969,824	926,323	953,640

Capital ratios (%)
CET1 Ratio	13.4	13.0	11.9
Tier 1 Capital Ratio	15.1	14.8	13.6
Total Capital Ratio	17.4	16.7	16.2
Leverage Ratio	5.0	5.1	4.8

(1)	Gross Common Equity includes issued qualifying common shares, retained earnings, accumulated other comprehensive income and eligible common share capital issued by subsidiaries.
(2)	Additional Tier 1 Eligible Capital includes directly and indirectly issued qualifying Additional Tier 1 instruments.
(3)	Tier 2 Eligible Capital includes subordinated debentures and may include portion of expected credit loss provisions.
(4)	For institutions using advanced approaches for credit risk or operational risk, there is a capital floor as prescribed in OSFI’s CAR Guideline.

17 BMO Financial Group Third Quarter Report 2021

Outstanding Shares and Securities Convertible into Common Shares (1)

As at July 31, 2021	Number of shares or dollar amount (in millions)
Common shares (2)	648.1
Class B Preferred shares
Series 25	$236
Series 26	$54
Series 27*	$500
Series 29*	$400
Series 31*	$300
Series 33*	$200
Series 38*	$600
Series 40*	$500
Series 42*	$400
Series 44*	$400
Series 46*	$350
Other Equity Instruments*
4.8% Additional Tier 1 Capital Notes	US$500
4.3% Limited Recourse Capital Notes, Series 1 (LRCNs)	$1,250
Medium-Term Notes*
Series I - Second Tranche	$850
3.803% Subordinated Notes due 2032	US$1,250
4.338% Subordinated Notes due 2028	US$850
Series J - First Tranche	$1,000
Series J - Second Tranche	$1,250
Series K - First Tranche	$1,000
Stock options
Vested	2.9
Non-vested	3.2

*

Convertible into common shares. For LRCNs, convertible into common shares by virtue of the recourse to the $1,250 million of Preferred Shares Series 48, issued concurrently with the LRCNs, which currently comprise the limited recourse trust assets.

(1)

Details on the Medium-Term Notes are outlined in Note 15 to the audited consolidated financial statements on page 183 of BMO’s 2020 Annual Report. Details on share capital and Other Equity Instruments are outlined in Note 5 to the unaudited interim consolidated financial statements and Note 16 to the audited annual consolidated financial statements on page 184 of BMO’s 2020 Annual Report.

(2)	Common shares are net of 222,652 treasury shares.

Other Capital Developments

During the quarter, 503,580 common shares were issued through the exercise of stock options.

On July 22, 2021, we issued $1,000 million of 1.928% NVCC subordinated notes through our Canadian Medium-Term Note Program. The Series K Medium-Term Notes First Tranche are due July 22, 2031, and are redeemable at any time on or after July 22, 2026, subject to OSFI’s prior approval.

On July 16, 2021, we announced our intention to redeem all of our 9.4 million outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 25 and 2.2 million outstanding Non-Cumulative Floating Rate Class B Preferred Shares, Series 26 for an aggregate total of $290 million.

On June 1, 2021, we redeemed all of our outstanding $1,250 million subordinated debentures, Series I Medium-Term Notes First Tranche (NVCC) at par, together with accrued and unpaid interest to, but excluding, the redemption date.

On December 8, 2020, we redeemed all of our outstanding $1,000 million subordinated debentures, Series H Medium-Term Notes Second Tranche (NVCC) at par, together with accrued and unpaid interest to, but excluding, the redemption date.

On November 25, 2020, we redeemed all of our 6 million issued and outstanding Non-Cumulative Perpetual Class B Preferred Shares, Series 35 (NVCC) for an aggregate total of $156 million and all of our 600,000 issued and outstanding Non-Cumulative 5-Year Rate Reset Class B Preferred Shares, Series 36 (NVCC) for an aggregate total of $600 million.

If an NVCC trigger event were to occur, our NVCC instruments would be converted into BMO common shares pursuant to automatic conversion formulas, with a conversion price based on the greater of: (i) a floor price of $5.00; and (ii) the current market price of our common shares at the time of the trigger event (calculated using a 10-day weighted average). Based on a floor price of $5.00, these NVCC capital instruments would be converted into approximately 3.2 billion BMO common shares, assuming no accrued interest and no declared and unpaid dividends.

Dividends

On August 24, 2021, BMO announced that the Board of Directors had declared a quarterly dividend on common shares of $1.06 per share, unchanged from the prior quarter and the prior year. The dividend is payable on November 26, 2021, to shareholders of record on November 1, 2021. OSFI’s expectation that federally regulated financial institutions should halt dividend increases, set in March 2020, remains in effect until further notice. Common shareholders may elect to have their cash dividends reinvested in common shares of BMO, in accordance with the Shareholder Dividend Reinvestment and Share Purchase Plan. Until further notice, such additional common shares will be purchased on the open market.

For the purposes of the Income Tax Act (Canada) and any similar provincial and territorial legislation, BMO designates all dividends paid or deemed to be paid on both its common and preferred shares as “eligible dividends”, unless indicated otherwise.

Caution

The foregoing Capital Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

BMO Financial Group Third Quarter Report 2021 18

Review of Operating Groups’ Performance

How BMO Reports Operating Group Results

The following sections review the financial results of each of the operating groups for the third quarter of 2021. See also the Risk Management section starting on page 34 in this document, as well as the Enterprise-Wide Risk Management sections in BMO’s 2020 Annual Report starting on page 73.

Periodically, certain business lines and units within the business lines are transferred between client and corporate support groups to more closely align BMO’s organizational structure with its strategic priorities. In addition, allocations of revenue, provisions for credit losses and expenses are updated to better align with current experience.

BMO analyzes revenue at the consolidated level based on GAAP revenue as reported in the consolidated financial statements rather than on a taxable equivalent basis (teb), which is consistent with our Canadian peer group. Like many banks, BMO analyzes revenue on a teb basis at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the group teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Personal and Commercial Banking (P&C)

(Canadian $ in millions, except as noted)	Q3-2021	Q2-2021	Q3-2020	YTD-2021	YTD-2020

Net interest income (teb)	2,708	2,636	2,616	8,043	7,848
Non-interest revenue	885	873	745	2,568	2,355
Total revenue (teb)	3,593	3,509	3,361	10,611	10,203
Provision for (recovery of) credit losses on impaired loans	92	160	366	421	972
Provision for (recovery of) credit losses on performing loans	(60)	(42)	536	(155)	927
Total provision for credit losses	32	118	902	266	1,899
Non-interest expense	1,735	1,652	1,713	5,026	5,254
Income before income taxes	1,826	1,739	746	5,319	3,050
Provision for income taxes (teb)	458	433	164	1,326	717
Reported net income	1,368	1,306	582	3,993	2,333
Amortization of acquisition-related intangible assets (1)	6	6	10	19	31
Adjusted net income	1,374	1,312	592	4,012	2,364

Net income growth (%)	134.8	86.6	(42.8)	71.1	(25.5)
Adjusted net income growth (%)	131.7	84.7	(42.4)	69.7	(25.3)
Revenue growth (%)	6.9	3.1	(1.4)	4.0	2.8
Non-interest expense growth (%)	1.3	(7.8)	(2.9)	(4.3)	0.9
Adjusted non-interest expense growth (%)	1.6	(7.6)	(2.9)	(4.1)	1.0
Return on equity (%)	21.9	21.4	8.5	21.3	11.7
Adjusted return on equity (%)	22.0	21.5	8.7	21.4	11.9
Operating leverage (teb) (%)	5.6	10.9	1.5	8.3	1.9
Adjusted operating leverage (teb) (%)	5.3	10.7	1.5	8.1	1.8
Efficiency ratio (teb) (%)	48.3	47.1	51.0	47.4	51.5
Adjusted efficiency ratio (teb) (%)	48.1	46.9	50.6	47.1	51.1
Net interest margin on average earning assets (teb) (%)	2.90	2.95	2.82	2.93	2.86
Average earning assets	370,109	366,885	369,298	366,726	366,050
Average gross loans and acceptances	377,590	374,747	377,828	374,467	375,398
Average net loans and acceptances	375,093	372,180	375,420	371,898	373,355
Average deposits	364,585	360,378	357,162	361,255	329,935

(1)	Total P&C before tax amounts of $9 million in Q3-2021, $8 million in Q2-2021, and $13 million in Q3-2020; $26 million for YTD-2021 and $41 million for YTD-2020 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

The Personal and Commercial Banking (P&C) operating group represents the sum of our two retail and commercial operating segments, Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C). The P&C banking business reported net income was $1,368 million, an increase from $582 million from the prior year. Adjusted net income was $1,374 million, an increase from $592 million from the prior year. These operating segments are reviewed separately in the sections that follow.

Adjusted results in this P&C section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

19 BMO Financial Group Third Quarter Report 2021

Canadian Personal and Commercial Banking (Canadian P&C)

(Canadian $ in millions, except as noted)	Q3-2021	Q2-2021	Q3-2020	YTD-2021	YTD-2020

Net interest income	1,660	1,581	1,509	4,849	4,561
Non-interest revenue	581	561	453	1,633	1,443
Total revenue	2,241	2,142	1,962	6,482	6,004
Provision for (recovery of) credit losses on impaired loans	101	154	257	404	607
Provision for (recovery of) credit losses on performing loans	(7)	(13)	313	(22)	612
Total provision for credit losses	94	141	570	382	1,219
Non-interest expense	1,046	972	961	2,972	2,924
Income before income taxes	1,101	1,029	431	3,128	1,861
Provision for income taxes	286	265	112	812	481
Reported net income	815	764	319	2,316	1,380
Amortization of acquisition-related intangible assets (1)	-	1	-	1	1
Adjusted net income	815	765	319	2,317	1,381

Personal revenue	1,343	1,300	1,217	3,935	3,733
Commercial revenue	898	842	745	2,547	2,271
Net income growth (%)	154.7	112.0	(50.8)	67.8	(27.9)
Revenue growth (%)	14.2	9.4	(4.0)	8.0	1.6
Non-interest expense growth (%)	8.8	(0.4)	-	1.6	2.2
Adjusted non-interest expense growth (%)	8.8	(0.4)	-	1.6	2.2
Return on equity (%)	28.6	27.8	11.0	27.4	16.6
Adjusted return on equity (%)	28.6	27.8	11.0	27.4	16.6
Operating leverage (%)	5.4	9.8	(4.0)	6.4	(0.6)
Adjusted operating leverage (%)	5.4	9.8	(4.0)	6.4	(0.6)
Efficiency ratio (%)	46.7	45.4	49.0	45.9	48.7
Net interest margin on average earning assets (%)	2.62	2.66	2.54	2.65	2.60
Average earning assets	250,980	243,889	236,143	244,893	234,417
Average gross loans and acceptances	264,585	257,884	251,028	258,756	249,949
Average net loans and acceptances	263,063	256,352	249,628	257,234	248,794
Average deposits	227,029	222,787	213,086	223,262	200,582

(1)	Before tax amounts of $nil in Q3-2021, $1 million in Q2-2021, and $nil in Q3-2020; $1 million for both YTD-2021 and YTD-2020 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q3 2021 vs. Q3 2020

Canadian P&C reported and adjusted net income were $815 million, both increasing $496 million from the prior year.

Total revenue was $2,241 million, an increase of $279 million or 14% from the prior year. Net interest income increased due to higher balances and higher loan margins, partially offset by lower deposit margins. Non-interest revenue increased across most categories, including higher securities gains in our commercial business and card-related revenue. Net interest margin of 2.62% increased 8 basis points, driven by higher loan margins and deposits growing faster than loans, partially offset by lower deposit margins reflecting the impact of the lower interest rate environment.

Personal revenue increased $126 million or 10%, and commercial revenue increased $153 million or 21%, both due to higher net interest income and higher non-interest revenue.

Total provision for credit losses was $94 million, a decrease of $476 million from the prior year. The provision for credit losses on impaired loans was $101 million, a decrease of $156 million, due to lower commercial and consumer provisions. There was a $7 million recovery of credit losses on performing loans in the current quarter, compared with a $313 million provision in the prior year.

Non-interest expense was $1,046 million, an increase of $85 million or 9% from the prior year, reflecting investment in the business, including employee-related, technology and marketing costs.

Average total gross loans and acceptances increased $13.6 billion or 5% from the prior year to $264.6 billion. Personal loan balances increased 8% and commercial loan balances increased 2%, while credit card balances were relatively unchanged. Average total deposits increased $13.9 billion or 7% to $227.0 billion, reflecting the higher liquidity retained by customers due to the impact of the COVID-19 pandemic. Commercial deposits increased 18%, while personal deposits decreased 1% as continued strong growth in chequing and savings deposits was more than offset by lower term deposit balances.

Q3 2021 vs. Q2 2021

Reported net income was $815 million, an increase of $51 million, and adjusted net income was $815 million, an increase of $50 million, both increasing 7% from the prior quarter.

Total revenue was $2,241 million, an increase of $99 million or 5% from the prior quarter. Net interest income increased due to the impact of three more days in the current quarter and higher balances across most products, partially offset by lower margins. Non-interest revenue increased, as growth in most categories, including higher securities gains in our commercial business, was partially offset by non-recurring card-related revenue in the prior quarter. Net interest margin of 2.62% decreased 4 basis points, primarily driven by lower loan margins.

Personal revenue increased $43 million or 3%, due to higher net interest income, while non-interest revenue was relatively unchanged. Commercial revenue increased $56 million or 7%, due to higher net interest income and higher non-interest revenue.

Total provision for credit losses was $94 million, a decrease of $47 million from the prior quarter. The provision for credit losses on impaired loans decreased $53 million, due to lower commercial and consumer provisions. There was a $7 million recovery of credit losses on performing loans in the current quarter, compared with a $13 million recovery in the prior quarter.

Non-interest expense was $1,046 million, an increase of $74 million or 8% from the prior quarter, reflecting investment in the business, including higher employee-related and technology costs, as well as the impact of three more days in the current quarter.

BMO Financial Group Third Quarter Report 2021 20

Average total gross loans and acceptances increased $6.7 billion or 3% from the prior quarter. Personal loan balances increased 3% and commercial loan balances increased 2%, while credit card balances increased 4%. Average total deposits increased $4.2 billion or 2%, with 4% growth in commercial deposits, while personal deposits were relatively unchanged as continued strong growth in chequing and savings deposits was offset by lower term deposit balances.

Q3 YTD 2021 vs. Q3 YTD 2020

Reported net income was $2,316 million and adjusted net income was $2,317 million, both increasing $936 million or 68% from the prior year.

Total revenue was $6,482 million, an increase of $478 million or 8% from the prior year. Net interest income increased due to higher balances and higher loan margins, partially offset by lower deposit margins. Non-interest revenue increased across most categories, including higher securities gains. Net interest margin of 2.65% increased 5 basis points, driven by deposits growing faster than loans and higher loan margins, partially offset by lower deposit margins reflecting the impact of the lower interest rate environment.

Personal revenue increased $202 million or 5% from the prior year and commercial revenue increased $276 million or 12%, both due to higher net interest income and higher non-interest revenue.

Total provision for credit losses was $382 million, a decrease of $837 million from the prior year. The provision for credit losses on impaired loans was $404 million, a decrease of $203 million, due to lower commercial and consumer provisions. There was a $22 million recovery of credit losses on performing loans in the current year, compared with a $612 million provision in the prior year.

Non-interest expense was $2,972 million, an increase of $48 million or 2% from the prior year, reflecting investment in the business, including technology, marketing and employee-related costs.

Average total gross loans and acceptances increased $8.8 billion or 4% from the prior year to $258.8 billion. Personal loan balances increased 6% and commercial loan balances increased 1%, while credit card balances decreased 9%. Average total deposits increased $22.7 billion or 11% to $223.3 billion, reflecting the higher liquidity retained by customers due to the impact of the COVID-19 pandemic. Personal deposits increased 4% and commercial deposits increased 24%.

Adjusted results in this Canadian P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

21 BMO Financial Group Third Quarter Report 2021

U.S. Personal and Commercial Banking (U.S. P&C)

(US$ in millions, except as noted)	Q3-2021	Q2-2021	Q3-2020	YTD-2021	YTD-2020

Net interest income (teb)	851	843	815	2,544	2,431
Non-interest revenue	247	249	215	745	675
Total revenue (teb)	1,098	1,092	1,030	3,289	3,106
Provision for (recovery of) credit losses on impaired loans	(6)	4	81	13	270
Provision for (recovery of) credit losses on performing loans	(43)	(23)	166	(106)	233
Total provision for (recovery of) credit losses	(49)	(19)	247	(93)	503
Non-interest expense	559	544	553	1,636	1,723
Income before income taxes	588	567	230	1,746	880
Provision for income taxes (teb)	140	133	38	410	175
Reported net income	448	434	192	1,336	705
Amortization of acquisition-related intangible assets (1)	5	5	7	15	22
Adjusted net income	453	439	199	1,351	727

Personal revenue	328	328	330	989	972
Commercial revenue	770	764	700	2,300	2,134
Net income growth (%)	133.2	76.4	(30.9)	89.5	(23.0)
Adjusted net income growth (%)	127.1	73.1	(30.3)	85.8	(22.6)
Revenue growth (%)	6.5	4.4	0.2	5.9	2.9
Non-interest expense growth (%)	1.1	(8.0)	(8.7)	(5.0)	(2.3)
Adjusted non-interest expense growth (%)	1.7	(7.6)	(8.6)	(4.5)	(2.2)
Return on equity (%)	16.3	16.2	6.6	16.2	8.2
Adjusted return on equity (%)	16.5	16.4	6.8	16.4	8.4
Operating leverage (teb) (%)	5.4	12.4	8.9	10.9	5.2
Adjusted operating leverage (teb) (%)	4.8	12.0	8.8	10.4	5.1
Efficiency ratio (teb) (%)	50.9	49.8	53.7	49.8	55.5
Adjusted efficiency ratio (teb) (%)	50.3	49.2	52.7	49.2	54.5
Net interest margin on average earning assets (teb) (%)	3.49	3.51	3.31	3.50	3.34
Average earning assets	96,730	98,296	97,997	97,035	97,332
Average gross loans and acceptances	91,758	93,394	93,317	92,158	92,758
Average net loans and acceptances	90,965	92,567	92,575	91,325	92,102
Average deposits	111,693	109,998	106,068	109,934	95,597

(Canadian $ equivalent in millions)

Net interest income (teb)	1,048	1,055	1,107	3,194	3,287
Non-interest revenue	304	312	292	935	912
Total revenue (teb)	1,352	1,367	1,399	4,129	4,199
Provision for (recovery of) credit losses on impaired loans	(9)	6	109	17	365
Provision for (recovery of) credit losses on performing loans	(53)	(29)	223	(133)	315
Total provision for credit losses	(62)	(23)	332	(116)	680
Non-interest expense	689	680	752	2,054	2,330
Income before income taxes	725	710	315	2,191	1,189
Provision for income taxes (teb)	172	168	52	514	236
Reported net income	553	542	263	1,677	953
Adjusted net income	559	547	273	1,695	983

Net income growth (%)	110.5	59.6	(28.7)	76.0	(21.8)
Adjusted net income growth (%)	105.0	56.6	(28.1)	72.5	(21.4)
Revenue growth (%)	(3.4)	(5.4)	2.6	(1.7)	4.5
Non-interest expense growth (%)	(8.4)	(16.7)	(6.5)	(11.8)	(0.7)
Adjusted non-interest expense growth (%)	(7.8)	(16.3)	(6.4)	(11.4)	(0.6)
Average earning assets	119,129	122,996	133,155	121,833	131,633
Average gross loans and acceptances	113,005	116,863	126,800	115,711	125,449
Average net loans and acceptances	112,030	115,828	125,792	114,664	124,561
Average deposits	137,556	137,591	144,076	137,993	129,353

(1)	Before tax amounts of US$7 million in Q3-2021, US$6 million in Q2-2021, and US$9 million in Q3-2020; US$20 million for YTD-2021 and US$29 million for YTD-2020 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q3 2021 vs. Q3 2020

U.S. P&C reported net income was $553 million, an increase of $290 million from the prior year, and adjusted net income was $559 million, an increase of $286 million or 105%. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $448 million, an increase of $256 million from the prior year, and adjusted net income was $453 million, an increase of $254 million.

Total revenue was $1,098 million, an increase of $68 million or 7% from the prior year. Net interest income increased due to higher loan margins, deposit balances and Paycheck Protection Program (PPP) revenue, partially offset by lower deposit margins. Non-interest revenue increased across most categories. Net interest margin of 3.49% increased 18 basis points, primarily due to higher loan margins, deposits growing faster than loans and accelerated PPP revenue from loan forgiveness, partially offset by lower deposit margins reflecting the impact of the lower interest rate environment.

Personal revenue was relatively unchanged as higher net interest income was offset by lower non-interest revenue. Commercial revenue increased $70 million or 10%, due to higher net interest income and higher non-interest revenue.

Total recovery of credit losses was $49 million, compared with a provision for credit losses of $247 million in the prior year. The recovery of credit losses on impaired loans was $6 million, a decrease of $87 million, largely due to lower commercial provisions. There was a $43 million recovery of credit losses on performing loans in the current quarter, compared with a $166 million provision in the prior year.

Non-interest expense was $559 million, an increase of $6 million or 1% from the prior year, and adjusted non-interest expense was $552 million, an increase of $8 million or 2%.

BMO Financial Group Third Quarter Report 2021 22

Average total gross loans and acceptances decreased $1.6 billion or 2% from the prior year to $91.8 billion. Commercial loan balances decreased 1%, or increased 1% excluding PPP loans, and personal loan balances decreased 5%. Average total deposits increased $5.6 billion or 5% to $111.7 billion, reflecting the higher liquidity retained by customers due to the impact of the COVID-19 pandemic. Commercial deposits increased 15%, while personal deposits decreased 5% as continued growth in chequing and savings deposits was more than offset by lower term deposits.

Q3 2021 vs. Q2 2021

Reported net income was $553 million, an increase of $11 million, and adjusted net income was $559 million, an increase of $12 million, both increasing 2% from the prior quarter. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $448 million and adjusted net income was $453 million, both increasing $14 million or 3% from the prior quarter.

Total revenue was $1,098 million, an increase of $6 million or 1% from the prior quarter. Net interest income increased, primarily due to the impact of three more days in the current quarter and higher deposit balances, partially offset by lower deposit margins and lower loan balances. Non-interest revenue decreased modestly from the prior quarter. Net interest margin of 3.49% decreased 2 basis points from the prior quarter, driven by lower deposit margins, partially offset by accelerated PPP revenue from loan forgiveness.

Personal revenue was unchanged from the prior quarter. Commercial revenue increased $6 million, due to higher net interest income, partially offset by lower non-interest revenue.

Total recovery of credit losses was $49 million, an increase of $30 million from the prior quarter. The recovery of credit losses on impaired loans was $6 million, compared with a $4 million provision in the prior quarter, primarily due to higher recoveries. There was a $43 million recovery of credit losses on performing loans in the current quarter, an increase of $20 million from the prior quarter.

Non-interest expense was $559 million, an increase of $15 million, and adjusted non-interest expense was $552 million, an increase of $14 million, both increasing 3% from the prior quarter, primarily driven by three more days in the current quarter.

Average total gross loans and acceptances decreased $1.6 billion or 2% from the prior quarter. Commercial loan balances decreased 2%, or 1% excluding PPP loans, and personal loan balances increased 1%. Average total deposits increased $1.7 billion or 2% to $111.7 billion. Commercial deposits increased 3%, while personal deposits were relatively unchanged as continued growth in chequing and savings deposits was more than offset by lower term deposits.

Q3 YTD 2021 vs. Q3 YTD 2020

Reported net income was $1,677 million, an increase of $724 million or 76% from the prior year, and adjusted net income was $1,695 million, an increase of $712 million or 72%. All amounts in the remainder of this section are on a U.S. dollar basis.

Reported net income was $1,336 million, an increase of $631 million or 90% from the prior year, and adjusted net income was $1,351 million, an increase of $624 million or 86%.

Total revenue was $3,289 million, an increase of $183 million or 6% from the prior year. Net interest income increased due to higher loan margins, deposit balances and PPP revenue, partially offset by lower deposit margins and loan balances. Non-interest revenue increased across most categories. Net interest margin of 3.50% increased 16 basis points, primarily due to higher loan margins, deposits growing faster than loans and accelerated PPP revenue from loan forgiveness, partially offset by lower deposit margins reflecting the impact of the lower interest rate environment.

Personal revenue increased $17 million or 2%, and commercial revenue increased $166 million or 8%, both due to higher net interest income and higher non-interest revenue.

Total recovery of credit losses was $93 million, compared with a provision for credit losses of $503 million in the prior year. The provision for credit losses on impaired loans decreased $257 million, largely due to lower commercial provisions. There was a $106 million recovery of credit losses on performing loans in the current year, compared with a $233 million provision in the prior year.

Non-interest expense was $1,636 million, a decrease of $87 million or 5% from the prior year, and adjusted non-interest expense was $1,616 million, a decrease of $78 million or 5%, due to lower technology and employee-related costs, as well as other operating costs.

Average gross loans and acceptances decreased $0.6 billion or 1% from the prior year to $92.2 billion. Personal loan balances decreased 6% and commercial loan balances were relatively unchanged, or decreased 2% excluding PPP loans. Average total deposits increased $14.3 billion or 15% to $109.9 billion, reflecting the higher liquidity retained by customers due to the impact of the COVID-19 pandemic. Commercial deposits increased 32%, while personal deposits decreased 1% as continued growth in chequing and savings deposits was more than offset by lower term deposits.

Adjusted results in this U.S. P&C section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

23 BMO Financial Group Third Quarter Report 2021

BMO Wealth Management

(Canadian $ in millions, except as noted)	Q3-2021	Q2-2021	Q3-2020	YTD-2021	YTD-2020

Net interest income	247	237	229	723	672
Non-interest revenue	2,179	878	2,255	4,795	4,727
Total revenue	2,426	1,115	2,484	5,518	5,399
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	984	(283)	1,189	1,302	1,708
Revenue, net of CCPB	1,442	1,398	1,295	4,216	3,691
Provision for (recovery of) credit losses on impaired loans	-	1	1	3	4
Provision for (recovery of) credit losses on performing loans	(2)	(4)	7	(10)	13
Total provision for (recovery of) credit losses	(2)	(3)	8	(7)	17
Non-interest expense	913	941	837	2,760	2,637
Income before income taxes	531	460	450	1,463	1,037
Provision for income taxes	130	114	109	358	261
Reported net income	401	346	341	1,105	776
Amortization of acquisition-related intangible assets (1)	5	7	8	20	26
Adjusted net income	406	353	349	1,125	802

Traditional Wealth businesses reported net income	328	296	271	910	640
Traditional Wealth businesses adjusted net income	333	303	279	930	666
Insurance reported net income (loss)	73	50	70	195	136
Insurance adjusted net income (loss)	73	50	70	195	136
Net income growth (%)	17.6	139.8	36.9	42.4	(2.1)
Adjusted net income growth (%)	16.0	130.8	35.5	40.2	(2.3)
Revenue growth (%)	(2.4)	25.4	17.6	2.2	(11.4)
Revenue growth, net of CCPB (%)	11.1	28.7	5.7	14.2	(0.8)
Adjusted CCPB	984	(283)	1,189	1,302	1,708
Revenue growth, net of adjusted CCPB (%)	11.1	28.7	5.7	14.2	(0.8)
Non-interest expense growth (%)	9.0	6.0	(5.4)	4.7	(1.0)
Adjusted non-interest expense growth (%)	9.8	6.2	(5.4)	5.0	(0.9)
Return on equity (%)	28.6	23.0	21.1	24.5	16.1
Adjusted return on equity (%)	28.9	23.6	21.6	25.0	16.7
Operating leverage, net of CCPB (%)	2.1	22.7	11.1	9.5	0.2
Adjusted operating leverage, net of CCPB (%)	1.3	22.5	11.1	9.2	0.1
Reported efficiency ratio (%)	37.6	84.5	33.7	50.0	48.8
Reported efficiency ratio, net of CCPB (%)	63.3	67.3	64.6	65.5	71.4
Adjusted efficiency ratio (%)	37.4	83.6	33.3	49.6	48.2
Adjusted efficiency ratio, net of CCPB (%)	63.0	66.6	63.7	64.9	70.5
Assets under management	526,542	525,230	498,020	526,542	498,020
Assets under administration (2)	457,964	454,241	411,122	457,964	411,122
Average assets	48,053	47,693	46,308	47,761	45,234
Average gross loans and acceptances	29,040	28,486	26,999	28,436	26,331
Average net loans and acceptances	29,002	28,446	26,959	28,395	26,295
Average deposits	50,054	51,438	45,345	50,265	42,586

(1)	Before tax amounts of $5 million in Q3-2021, $10 million in Q2-2021 and $11 million in Q3-2020; $25 million for YTD-2021 and $33 million for YTD-2020 are included in non-interest expense.
(2)	Certain assets under management that are also administered by the bank are included in assets under administration.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q3 2021 vs. Q3 2020

BMO Wealth Management reported net income was $401 million, an increase of $60 million or 18% from the prior year, and adjusted net income was $406 million, an increase of $57 million or 16%. Traditional Wealth reported net income was $328 million, an increase of $57 million or 21%, and adjusted net income was $333 million, an increase of $54 million or 19%. Insurance net income was $73 million, relatively unchanged from the prior year.

Total revenue was $2,426 million, compared with $2,484 million in the prior year. Revenue, net of CCPB, was $1,442 million, an increase of $147 million or 11%. Revenue in Traditional Wealth was $1,308 million, an increase of $132 million or 11%, due to higher non-interest revenue from growth in client assets, including stronger global markets, partially offset by the impact of the weaker U.S. dollar. Higher net interest income was driven by strong deposit and loan growth, partially offset by lower margins and the impact of the weaker U.S. dollar. Insurance revenue, net of CCPB, was $134 million, an increase of $15 million or 11%, primarily due to business growth, with benefits from changes in investments to improve asset liability management largely offset by favourable market movements in the prior year.

Non-interest expense was $913 million, an increase of $76 million or 9% from the prior year, and adjusted non-interest expense was $908 million, an increase of $82 million or 10%, primarily due to higher revenue-based, technology and employee-related costs, partially offset by the impact of the weaker U.S. dollar.

Assets under management increased $28.5 billion or 6% from the prior year, primarily due to stronger global markets, partially offset by the attrition of low-yielding assets and foreign exchange movements. Assets under administration increased $46.8 billion or 11%, due to stronger global markets, partially offset by foreign exchange movements. Average gross loans and average deposits increased 8% and 10%, respectively.

BMO Financial Group Third Quarter Report 2021 24

Q3 2021 vs. Q2 2021

Reported net income was $401 million, an increase of $55 million or 16% from the prior quarter, and adjusted net income was $406 million, an increase of $53 million or 15%. Traditional Wealth reported net income was $328 million, an increase of $32 million or 11%, and adjusted net income was $333 million, an increase of $30 million or 10%. Insurance net income was $73 million, an increase of $23 million or 45%.

Total revenue was $2,426 million, an increase of $1,311 million. Revenue, net of CCPB, was $1,442 million, an increase of $44 million or 3%. Traditional Wealth revenue was $1,308 million, an increase of $15 million or 1%, primarily from stronger global markets and the impact of three more days in the current quarter, partially offset by lower brokerage revenue. Insurance revenue, net of CCPB, was $134 million, an increase of $29 million or 27%, due to business growth and benefits from changes in investments to improve asset liability management, largely offset by favourable market movements in the prior quarter.

Non-interest expense decreased $28 million or 3%, and adjusted non-interest expense decreased $23 million or 3%, primarily due to a legal provision in the prior quarter and lower revenue-based costs, partially offset by the impact of three more days in the current quarter.

Assets under management remained relatively unchanged as the attrition of low-yielding assets, including the expected impact of the discontinuation of Bank of Canada’s Provincial Bond Purchase Program introduced during the COVID-19 pandemic, were offset by growth in client assets, including stronger global equity markets and foreign exchange movements. Assets under administration remained relatively unchanged. Average gross loans increased 2%, while average deposits decreased 3%.

Q3 YTD 2021 vs. Q3 YTD 2020

Reported net income was $1,105 million, an increase of $329 million or 42%, and adjusted net income was $1,125 million, an increase of $323 million or 40%. Traditional Wealth reported net income was $910 million, an increase of $270 million or 42%, and adjusted net income was $930 million, an increase of $264 million or 39%. Insurance net income was $195 million, an increase of $59 million or 44% from the prior year.

Total revenue was $5,518 million, an increase of $119 million or 2% from the prior year. Revenue, net of CCPB, was $4,216 million, an increase of $525 million or 14%. Revenue in Traditional Wealth was $3,846 million, an increase of $435 million or 13% from the prior year, due to higher non-interest revenue from growth in client assets, including stronger global markets, an increase in online brokerage revenue and the impact of the legal provision in the prior year, partially offset by the impact of the weaker U.S. dollar. Net interest income increased, primarily due to strong deposit and loan growth, partially offset by lower margins and the impact of the weaker U.S. dollar. Insurance revenue, net of CCPB, was $370 million, an increase of $90 million or 32% from the prior year, primarily due to the impact of favourable market movements in the current year, relative to unfavourable market movements in the prior year, and benefits from changes in investments to improve asset liability management.

Non-interest expense was $2,760 million, an increase of $123 million or 5% from the prior year, and adjusted non-interest expense was $2,735 million, an increase of $131 million or 5%, primarily due to higher revenue-based costs, a legal provision in the current year and technology costs, partially offset by the impact of the weaker U.S. dollar.

Adjusted results in this BMO Wealth Management section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

25 BMO Financial Group Third Quarter Report 2021

BMO Capital Markets

(Canadian $ in millions, except as noted)	Q3-2021	Q2-2021	Q3-2020	YTD-2021	YTD-2020

Net interest income (teb)	696	743	952	2,242	2,503
Non-interest revenue	888	795	576	2,454	1,445
Total revenue (teb)	1,584	1,538	1,528	4,696	3,948
Provision for (recovery of) credit losses on impaired loans	(19)	(6)	79	20	205
Provision for (recovery of) credit losses on performing loans	(75)	(49)	58	(126)	390
Total provision for (recovery of) credit losses	(94)	(55)	137	(106)	595
Non-interest expense	918	836	825	2,633	2,435
Income before income taxes	760	757	566	2,169	918
Provision for income taxes (teb)	202	194	140	565	210
Reported net income	558	563	426	1,604	708
Acquisition integration costs (1)	2	2	4	6	8
Amortization of acquisition-related intangible assets (2)	4	5	5	13	13
Adjusted net income	564	570	435	1,623	729

Global Markets revenue	881	919	981	2,831	2,368
Investment and Corporate Banking revenue	703	619	547	1,865	1,580
Net income growth (%)	31.0	861.0	35.7	126.7	(13.7)
Adjusted net income growth (%)	29.8	943.9	36.2	122.8	(12.9)
Revenue growth (%)	3.7	46.3	26.6	19.0	10.3
Non-interest expense growth (%)	11.4	10.2	3.2	8.2	(2.1)
Adjusted non-interest expense growth (%)	12.2	10.2	2.5	8.4	(2.4)
Return on equity (%)	20.3	20.9	13.6	19.2	8.0
Adjusted return on equity (%)	20.5	21.1	13.9	19.4	8.2
Operating leverage (teb) (%)	(7.7)	36.1	23.4	10.8	12.4
Adjusted operating leverage (teb) (%)	(8.5)	36.1	24.1	10.6	12.7
Efficiency ratio (teb) (%)	58.0	54.3	54.0	56.1	61.7
Adjusted efficiency ratio (teb) (%)	57.5	53.8	53.1	55.5	61.0
Average assets	367,900	360,123	379,131	371,046	370,363
Average gross loans and acceptances	56,981	59,013	73,397	59,565	69,479
Average net loans and acceptances	56,536	58,468	72,861	59,045	69,148

(1)

KGS-Alpha and Clearpool acquisition integration costs before tax amounts of $3 million in Q3-2021, $2 million in Q2-2021, and $5 million in Q3-2020; $8 million for YTD-2021 and $11 million for YTD-2020 are included in non-interest expense.

(2)	Before tax amounts of $5 million in Q3-2021, $6 million in Q2-2021, and $8 million in Q3-2020; $17 million for both YTD-2021 and YTD-2020 are included in non-interest expense.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Q3 2021 vs. Q3 2020

BMO Capital Markets reported net income was $558 million, an increase of $132 million or 31% from the prior year, and adjusted net income was $564 million, an increase of $129 million or 30%.

Total revenue was $1,584 million, an increase of $56 million or 4% from the prior year. Global Markets revenue decreased due to lower interest rate and commodities trading revenue, and the impact of the weaker U.S. dollar, partially offset by higher equities trading revenue and new debt and equity issuances. Investment and Corporate Banking revenue increased, primarily driven by higher underwriting revenue and net securities gains, partially offset by the impact of the weaker U.S. dollar.

Total recovery of credit losses was $94 million, compared with a provision for credit losses of $137 million in the prior year. The recovery of credit losses on impaired loans was $19 million, compared with a $79 million provision in the prior year. There was a $75 million recovery of credit losses on performing loans in the current quarter, compared with a $58 million provision in the prior year.

Non-interest expense was $918 million, an increase of $93 million or 11% from the prior year, and adjusted non-interest expense was $910 million, an increase of $98 million or 12%. The increase was driven by higher performance-based compensation and higher other operating costs, partially offset by the impact of the weaker U.S. dollar.

Average total gross loans and acceptances decreased $16.4 billion or 22% from the prior year to $57 billion, primarily driven by lower loan utilizations from elevated levels in the prior year, the impact of the weaker U.S. dollar and declining balances in the non-Canadian energy portfolio.

Q3 2021 vs. Q2 2021

Reported net income was $558 million and adjusted net income was $564 million, both declining modestly from the prior quarter.

Total revenue was $1,584 million, an increase of $46 million or 3%. Global Markets revenue decreased due to lower new equities issuances and securities commissions and fees, compared with stronger client activity in the prior quarter, as well as lower commodities trading revenue and the impact of the weaker U.S. dollar, partially offset by higher interest rate trading revenue. Investment and Corporate Banking revenue increased, driven by higher underwriting and advisory revenue, corporate banking-related revenue and net securities gains.

Total recovery of credit losses was $94 million, an increase of $39 million from the prior quarter. The recovery of credit losses on impaired loans was $19 million, an increase of $13 million from the prior quarter. There was a $75 million recovery of credit losses on performing loans in the current quarter, an increase of $26 million from the prior quarter.

Non-interest expense was $918 million, an increase of $82 million or 10% from the prior quarter, and adjusted non-interest expense was $910 million, an increase of $82 million or 10%. The increase was driven by higher employee-related costs, including performance-based compensation, and the impact of three more days in the current quarter, partially offset by the impact of the weaker U.S. dollar.

Average total gross loans and acceptances decreased $2.0 billion or 3% from the prior year to $57 billion, due to declining balances in the non-Canadian energy portfolio and the impact of the weaker U.S. dollar.

BMO Financial Group Third Quarter Report 2021 26

Q3 YTD 2021 vs. Q3 YTD 2020

Reported net income was $1,604 million, an increase of $896 million from the prior year, and adjusted net income was $1,623 million, an increase of $894 million.

Total revenue was $4,696 million, an increase of $748 million or 19%. Global Markets revenue increased, driven by strong client activity in equities trading revenue, as well as higher new equity and debt issuances, partially offset by the impact of the weaker U.S. dollar and lower foreign exchange, commodities and interest rate trading revenue. The prior year included negative impacts from equity linked notes-related businesses and the unfavourable impact from a widening of credit and funding spreads on derivative valuation adjustments. Investment and Corporate Banking revenue increased, driven by higher underwriting revenue and net securities gains, partially offset by lower corporate banking-related revenue, the impact of the weaker U.S. dollar and lower advisory revenue. The prior year was impacted by markdowns on the held-for-sale loan portfolio.

Total recovery of credit losses was $106 million, compared with a provision for credit losses of $595 million in the prior year. The provision for credit losses on impaired loans was $20 million, a decrease of $185 million from the prior year. There was a $126 million recovery of credit losses on performing loans in the current year, compared with a $390 million provision in the prior year.

Non-interest expense was $2,633 million, an increase of $198 million or 8% from the prior year, and adjusted non-interest expense was $2,608 million, an increase of $201 million or 8%. The increase was driven by higher performance-based compensation, partially offset by the impact of the weaker U.S. dollar and lower other operating costs.

Average total gross loans and acceptances decreased $9.9 billion or 14% to $59.6 billion, primarily due to lower loan utilizations from elevated levels in the prior year, the impact of the weaker U.S. dollar and declining balances in the non-Canadian energy portfolio.

Adjusted results in this BMO Capital Markets section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

27 BMO Financial Group Third Quarter Report 2021

Corporate Services

(Canadian $ in millions, except as noted)	Q3-2021	Q2-2021	Q3-2020	YTD-2021	YTD-2020
Net interest income before group teb offset	(53)	(78)	(161)	(217)	(325)
Group teb offset	(77)	(83)	(101)	(237)	(257)
Net interest income (teb)	(130)	(161)	(262)	(454)	(582)
Non-interest revenue	89	75	78	242	232
Total revenue (teb)	(41)	(86)	(184)	(212)	(350)
Provision for (recovery of) credit losses on impaired loans	(2)	-	-	(3)	2
Provision for (recovery of) credit losses on performing loans	(4)	-	7	(4)	8
Total provision for (recovery of) credit losses	(6)	-	7	(7)	10
Non-interest expense	118	980	69	1,287	303
Income (loss) before income taxes	(153)	(1,066)	(260)	(1,492)	(663)
Provision for (recovery of) income taxes (teb)	(101)	(154)	(143)	(385)	(359)
Reported net loss	(52)	(912)	(117)	(1,107)	(304)
Impact of divestitures (1) (2)	18	772	-	790	-
Restructuring costs (reversals) (2)	(18)	-	-	(18)	-
Adjusted net loss (1) (2)	(52)	(140)	(117)	(335)	(304)
Adjusted total revenue (teb)	(41)	(115)	(184)	(241)	(350)
Adjusted non-interest expense	118	180	69	487	303

(1)

Q2-2021 reported net income included a $747 million pre-tax and after-tax write-down of goodwill related to the announced sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The net gain on the sale was included in revenue with the goodwill write-down and divestiture costs included in non-interest expense, all recorded in Corporate Services.

(2)

Q3-2021 reported net income included expenses of $18 million ($24 million pre-tax) from the impact of divestitures related to the announced sale of our EMEA Asset Management business and the sale of our Private Banking business in Hong Kong and Singapore, offset by a partial reversal of restructuring charges recorded in Q4-2019 related to severance of $18 million ($24 million pre-tax), all recorded in non-interest expense, in Corporate Services.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

Corporate Services consists of Corporate Units and Technology and Operations (T&O). Corporate Units provide enterprise-wide expertise, governance and support in a variety of areas, including strategic planning, risk management, finance, legal and regulatory compliance, human resources, communications, marketing, real estate, and procurement. T&O develops, monitors, manages and maintains governance of information technology, including data and analytics, and also provides cyber security and operations services.

The costs of these Corporate Units and T&O services are largely transferred to the three operating groups (Personal and Commercial Banking, BMO Wealth Management and BMO Capital Markets), with any remaining amounts retained in Corporate Services results. As such, Corporate Services results largely reflect the impact of residual treasury-related activities, the elimination of taxable equivalent adjustments, and residual unallocated expenses.

Q3 2021 vs. Q3 2020

Corporate Services reported and adjusted net loss for the quarter were $52 million, compared with a reported and adjusted net loss of $117 million in the prior year. Adjusted results increased due to higher revenue, driven by higher securities gains and treasury-related activities, partially offset by higher expenses.

Q3 2021 vs. Q2 2021

Reported and adjusted net loss for the quarter were $52 million, compared with a reported net loss of $912 million and adjusted net loss of $140 million in the prior quarter. Adjusted results increased due to higher revenue, driven by higher treasury-related activities and securities gains, and lower expenses, partially offset by the impact of a less favourable tax rate in the current quarter.

Q3 YTD 2021 vs. Q3 YTD 2020

Reported net loss was $1,107 million and adjusted net loss was $335 million, compared with a reported and adjusted net loss of $304 million in the prior year. Adjusted results decreased due to higher expenses, partially offset by higher revenue, driven by higher treasury-related activities, and the impact of a less favourable tax rate in the prior year.

Adjusted results in this Corporate Services section are non-GAAP amounts or non-GAAP measures. Please see the Non-GAAP Measures section.

BMO Financial Group Third Quarter Report 2021 28

Summary Quarterly Earnings Trends

(Canadian $ in millions, except as noted)	Q3-2021	Q2-2021	Q1-2021	Q4-2020	Q3-2020	Q2-2020	Q1-2020	Q4-2019

Revenue (1)	7,562	6,076	6,975	5,986	7,189	5,264	6,747	6,087
Insurance claims, commissions and changes in policy benefit liabilities (CCPB)	984	(283)	601	-	1,189	(197)	716	335
Revenue, net of CCPB (1)	6,578	6,359	6,374	5,986	6,000	5,461	6,031	5,752
Provision for (recovery of) credit losses on impaired loans	71	155	215	339	446	413	324	231
Provision for (recovery of) credit losses on performing loans	(141)	(95)	(59)	93	608	705	25	22
Total provision for credit losses	(70)	60	156	432	1,054	1,118	349	253
Non-interest expense (1)	3,684	4,409	3,613	3,548	3,444	3,516	3,669	3,987
Income before income taxes	2,964	1,890	2,605	2,006	1,502	827	2,013	1,512
Provision for income taxes	689	587	588	422	270	138	421	318
Reported net income (see below)	2,275	1,303	2,017	1,584	1,232	689	1,592	1,194
Acquisition integration costs (2)	2	2	2	3	4	2	2	2
Amortization of acquisition-related intangible assets (2)	15	18	19	23	23	24	23	29
Impact of divestitures (3) (4)	18	772	-	-	-	-	-	-
Restructuring costs (reversals) (4) (5)	(18)	-	-	-	-	-	-	357
Reinsurance adjustment (6)	-	-	-	-	-	-	-	25
Adjusted net income (see below)	2,292	2,095	2,038	1,610	1,259	715	1,617	1,607
Basic earnings per share ($)	3.42	1.91	3.03	2.37	1.81	1.00	2.38	1.79
Diluted earnings per share ($)	3.41	1.91	3.03	2.37	1.81	1.00	2.37	1.78
Adjusted diluted earnings per share ($)	3.44	3.13	3.06	2.41	1.85	1.04	2.41	2.43

(1)

Effective the first quarter of 2020, the bank adopted IFRS 16, Leases (IFRS 16), recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. Refer to the Changes in Accounting Policies in 2020 section on page 118 and in Note 1 of the audited consolidated financial statements on pages 151 and 152 in our 2020 Annual Report for further details.

(2)	Acquisition integration costs before tax and amortization of acquisition-related intangible assets before tax are charged to the non-interest expense of the operating groups.
(3)

Q2-2021 reported net income included a $747 million pre-tax and after-tax write-down of goodwill related to the announced sale of our EMEA Asset Management business, a $22 million ($29 million pre-tax) net gain on the sale of our Private Banking business in Hong Kong and Singapore, and $47 million ($53 million pre-tax) of divestiture-related costs for both transactions. The net gain on the sale was included in revenue with the goodwill write-down and divestiture costs included in non-interest expense, all recorded in Corporate Services.

(4)

Q3-2021 reported net income included expenses of $18 million ($24 million pre-tax) from the impact of divestitures related to the announced sale of our EMEA Asset Management business and the sale of our Private Banking business in Hong Kong and Singapore, offset by a partial reversal of restructuring charges recorded in Q4-2019 related to severance of $18 million ($24 million pre-tax), all recorded in non-interest expense, in Corporate Services.

(5)	Restructuring charges recorded in Q4-2019 of $357 million after-tax ($484 million pre-tax), included in non-interest expense in Corporate Services.
(6)

Q4-2019 reported net income included a reinsurance adjustment of $25 million (pre-tax and after-tax) in CCPB, related to the net impact of major reinsurance claims from Japanese typhoons that were incurred after our announced decision to wind down our reinsurance business. This reinsurance adjustment was included in CCPB in BMO Wealth Management.

  Adjusted results in this table are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section.

BMO’s quarterly earnings trends were reviewed in detail on pages 54 and 55 of BMO’s 2020 Annual Report. Please refer to that review for a more complete discussion of trends and factors affecting past quarterly results, including the modest impact of seasonal variations in results. Quarterly earnings are also impacted by foreign currency translation. The table above outlines summary results for the fourth quarter of fiscal 2019 through the third quarter of fiscal 2021.

Earnings Trends

During the second and third quarters of 2020, the major adverse impact to the global economy from the COVID-19 pandemic had a corresponding negative impact on our financial results, including higher provisions for credit losses, lower loan growth, stronger deposit growth, a negative impact on revenue from lower interest rates and reduced consumer spending, a positive impact on trading revenue due to higher client activity, and lower expense growth. In recent quarters, earnings have generally been trending upwards, driven by revenue growth across our operating groups, in particular from strong global equity markets and client activity in BMO Capital Markets and BMO Wealth management, and lower provisions for credit losses, partially offset by higher expenses. However, the unpredictable course of the pandemic, including mutations of the virus and a possible resurgence of COVID-19 cases globally, contribute to ongoing economic uncertainty.

Reported results in the second quarter of 2021 included a write-down of goodwill related to the announced sale of our EMEA Asset Management business, a net gain on the sale of our Private Banking business in Hong Kong and Singapore, as well as divestiture-related costs. The fourth quarter of 2019 included a restructuring charge and a reinsurance adjustment. In the current quarter, we recorded expenses from the impact of the divestitures related to the transactions in the second quarter of 2021, as well as a partial reversal of the restructuring charges recorded in the fourth quarter of 2019. All periods were impacted by the amortization of acquisition-related intangible assets, as well as acquisition integration costs.

Total revenue in the third quarter of 2021 reflected good performance across all operating groups. Revenue growth in the P&C businesses in recent quarters was negatively impacted by the COVID-19 pandemic, the lower interest rate environment and lower non-interest revenue, reflecting changes in client activity, which is beginning to return to pre-pandemic levels. Revenue performance in BMO Wealth Management in recent quarters reflected the impact of improved global equity markets and fluctuations in online brokerage transaction volumes, while the second quarter of 2020 was impacted by weaker markets and a legal provision. Insurance revenue, net of CCPB, is subject to variability, primarily resulting from changes in long-term interest rates and equity markets. BMO Capital Markets had year-over-year revenue growth in seven of the past eight quarters, primarily due to higher trading and underwriting revenue from strong client activity, with the second quarter of 2020 negatively impacted by volatile market conditions resulting from the COVID-19 pandemic.

In 2020, we recorded higher provisions for credit losses in all businesses, primarily due to the impact of the pandemic, including higher provisions on performing loans. In 2021, we recorded lower provisions for credit losses on impaired loans and higher recoveries of credit losses on performing loans, which reflected improving credit conditions and economic outlook.

Non-interest expense reflected our focus on expense management and efficiency improvement. Reported non-interest expense included the impact of the write-down of goodwill and divestiture-related costs in the second and third quarters of 2021, and the restructuring charge in the fourth quarter of 2019 and a partial reversal of this charge in the third quarter of 2021. In recent quarters, non-interest expense was driven by higher

29 BMO Financial Group Third Quarter Report 2021

employee-related costs given business performance and higher technology-related costs, partially offset by the impact of the weaker U.S. dollar, lower COVID-19 related costs, as well as lower travel costs due to the continued impact of the pandemic.

The effective tax rate has varied with legislative changes; changes in tax policy, including their interpretation by tax authorities and the courts; earnings mix, including the relative proportion of earnings attributable to the different jurisdictions in which we operate, the level of pre-tax income, and the level of tax-exempt income from securities. The effective tax rate in the prior quarter was impacted by the write-down of goodwill related to the announced sale of our EMEA Asset Management business.

The bank’s results reflect the impact of IFRS 16, Leases (IFRS 16), which was adopted in the first quarter of 2020, recognizing the cumulative effect of adoption in opening retained earnings with no changes to prior periods. Under IFRS 16, the bank as lessee is required to recognize a right-of-use asset and a corresponding lease liability for most leases. Refer to the Changes in Accounting Policies in 2020 section on page 118 of BMO’s 2020 Annual Report for further details.

Adjusted results in this Summary Quarterly Earnings Trends section are non-GAAP amounts or non-GAAP measures. Please refer to the Non-GAAP Measures section. See also the Risk Management section.

Transactions with Related Parties

In the ordinary course of business, we provide banking services to our key management personnel on the same terms that we offer to our preferred customers for those services. Key management personnel are defined as those persons having authority and responsibility for planning, directing and/or controlling the activities of an entity, being the directors and most senior executives of the bank. We provide banking services to our joint ventures and equity-accounted investees on the same terms offered to our customers for these services. We also offer employees a subsidy on annual credit card fees.

The bank’s policies and procedures for related party transactions did not materially change from October 31, 2020, as described in Note 27 to the audited consolidated financial statements on page 211 of BMO’s 2020 Annual Report.

Off-Balance Sheet Arrangements

We enter into a number of off-balance sheet arrangements in the normal course of operations. The most significant of these are Structured Entities, Credit Instruments and Guarantees, which are described on page 71 of BMO’s 2020 Annual Report. We consolidate our own securitization vehicles, the U.S. customer securitization vehicle, and certain capital and funding vehicles. We do not consolidate Canadian customer securitization vehicles, certain capital vehicles, various BMO-managed funds or various other structured entities where investments are held. There have been no significant changes to the bank’s off-balance sheet arrangements since October 31, 2020.

Accounting Policies and Critical Accounting Estimates

Significant accounting policies are described in our 2020 Annual Report and in the notes to our audited consolidated financial statements for the year ended October 31, 2020, and in Note 1 to the unaudited interim consolidated financial statements, together with a discussion of certain accounting estimates that are considered particularly important as they require management to make significant judgments, some of which relate to matters that are inherently uncertain. Readers are encouraged to review that discussion on pages 114 to 119 and Note 1 to the audited consolidated financial statements on pages 150 to 155 in BMO’s 2020 Annual Report, as well as the updates provided in Note 1 to the unaudited interim consolidated financial statements.

Allowance for Credit Losses

The allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is the bank’s best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Expected credit losses (ECL) are calculated on a probability-weighted basis, based on the economic scenarios described below, and are calculated for each exposure in the portfolio as a function of the probability of default (PD), exposure at default (EAD) and loss given default (LGD), with the timing of the loss also considered. Where there has been a significant increase in credit risk, lifetime ECL is recorded; otherwise 12 months of ECL is generally recorded. Significant increase in credit risk takes into account many different factors and will vary by product and risk segment. The main factors considered in making this determination are the change in PD since origination and certain other criteria, such as 30-day past due and watchlist status. We may apply experienced credit judgment to reflect factors not captured in the ECL models, as we deem necessary. We have applied experienced credit judgment to reflect the impact of the extraordinary and highly uncertain environment on credit conditions, and the economy as a result of the COVID-19 pandemic. For additional information, refer to pages 114 to 116, and Note 4 of our audited annual consolidated financial statements on pages 159 to 164 of BMO’s 2020 Annual Report, as well as Note 3 of our unaudited interim consolidated financial statements on page 54.

Our total allowance for credit losses as at July 31, 2021, was $3,248 million ($3,814 million as at October 31, 2020), comprised of an allowance on performing loans of $2,686 million and an allowance on impaired loans of $562 million ($3,075 million and $739 million, respectively, as at October 31, 2020). The allowance on performing loans decreased $389 million from the fourth quarter of 2020, primarily driven by an improving economic outlook, positive credit migration and movements in foreign exchange rates, partially offset by the impact of the uncertain environment on future credit conditions, including adoption of a higher adverse scenario weight in the first quarter of the current year, as well as a more severe adverse scenario in the second quarter.

BMO Financial Group Third Quarter Report 2021 30

In establishing our allowance for performing loans, we attach probability weightings to three economic scenarios, which are representative of our view of economic and market conditions – a base scenario, which in our view represents the most probable outcome, as well as benign and adverse scenarios, all developed by our Economics group.

As at July 31, 2021, our base case scenario depicts a stronger economic forecast in both Canada and the United States. In Canada, annual real GDP growth averages 7.3% over the next 12 months as a result of significant policy stimulus and continuing rollback of pandemic restrictions, combined with a wave of pent-up demand. Annual real GDP growth is expected to average 3.9% over the following 12 months, as the economic recovery continues and spending returns to more normal levels. The Canadian unemployment rate is forecasted to decline steadily, though remains elevated, averaging 7.1% over the next 12 months and 5.8% over the following year. The U.S economy follows a similar trajectory albeit with a higher level of growth compared with Canada over the next 12 months at 8.7% given a larger policy stimulus and an initially faster vaccine rollout. Real GDP is expected to grow 3.3% in the following 12 months. The U.S. unemployment rate is forecasted to fall to an average of 4.9% over the next 12 months and then falls to 3.7% in the following year. Our base case economic forecast as at October 31, 2020 depicted more moderate economic growth in both Canada and the United States over the near-term projection period. If we assume a 100% base case economic forecast and include the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $1,850 million as at July 31, 2021 ($2,375 million as at October 31, 2020), compared with the reported allowance on performing loans of $2,686 million ($3,075 million as at October 31, 2020).

As at July 31, 2021, our adverse case economic scenario depicts de minimis annual average real GDP growth in both Canada and the U.S. over the next 12 months at 0.7% and 0.1% respectively, with both contracting at a rate of 1.1% in the following 12 months. The adverse case scenario assumes a sustained large increase in COVID-19 infections, accompanied by renewed restrictions on a broad range of activities leading to a decline in consumer and business confidence. The unemployment rates remain elevated in both Canada and the United States, in particular increasing from an average of 11.2% over the next 12 months to an average of 13.1% in the following year in Canada, and from 9.1% to 11.6% in the United States over the same period. The adverse case as at October 31, 2020 depicted a less severe economic contraction in Canada and the United States compared with the adverse case as at July 31, 2021, as real GDP in Canada and the United States contracted approximately 3% over several quarters, instead of 5%. If we assume a 100% adverse economic forecast and include the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $4,225 million as at July 31, 2021 ($4,875 million as at October 31, 2020), compared with the reported allowance on performing loans of $2,686 million ($3,075 million as at October 31, 2020).

When we measure changes in economic performance in our forecasts, we use real GDP as the basis, which acts as the key driver for movements in many of the other economic and market variables used, including VIX equity volatility index, corporate BBB credit spreads, unemployment rates, housing price indices and consumer credit. Many of the variables have a high degree of interdependency and as such, there is no one single factor to which loan impairment allowances as a whole are sensitive.

31 BMO Financial Group Third Quarter Report 2021

The following table shows certain key economic variables used to estimate the allowance on performing loans during the forecast period. This table is typically provided on an annual basis; however, given the continued level of uncertainty in the forward-looking information due to the impact of the COVID-19 pandemic, the disclosures have been provided as an update to information in our 2020 Annual Report. The values shown represent the national annual average levels or growth rates for the next 12 months and subsequent 12 months following each reporting period for all scenarios. While the values disclosed below are national variables, we use regional variables in the underlying models where appropriate.

		As at July 31, 2021
		Benign scenario		Base scenario		Adverse scenario
All figures are annual average values		First 12 months	Second 12 months	First 12 months	Second 12 months	First 12 months	Second 12 months
Real GDP growth rates (1)	Canada	9.6%	5.5%	7.3%	3.9%	0.7%	(1.1)%
	United States	10.9%	4.6%	8.7%	3.3%	0.1%	(1.1)%

Corporate BBB 10-year spread	Canada	1.5%	1.9%	1.9%	2.2%	3.6%	4.4%
	United States	1.0%	1.2%	1.3%	1.6%	4.2%	4.5%

Unemployment rates	Canada	5.9%	4.8%	7.1%	5.8%	11.2%	13.1%
	United States	4.3%	3.2%	4.9%	3.7%	9.1%	11.6%

Housing price index (1)	Canada (2)	24.0%	10.9%	20.9%	6.0%	(8.6)%	(18.0)%
	United States (3)	13.8%	7.0%	11.5%	4.5%	(7.4)%	(15.5)%

		As at April 30, 2021
		Benign scenario		Base scenario		Adverse scenario
All figures are annual average values		First 12 months	Second 12 months	First 12 months	Second 12 months	First 12 months	Second 12 months
Real GDP growth rates (1)	Canada	8.5%	5.7%	6.2%	4.1%	(0.7)%	(1.1)%
	United States	8.8%	5.8%	6.6%	4.5%	(1.4)%	(1.1)%

Corporate BBB 10-year spread	Canada	1.5%	1.9%	1.9%	2.2%	3.6%	4.4%
	United States	1.0%	1.2%	1.4%	1.5%	4.2%	4.5%

Unemployment rates	Canada	6.4%	5.1%	7.8%	6.3%	12.0%	13.9%
	United States	4.6%	3.4%	5.4%	4.1%	9.8%	12.3%

Housing price index (1)	Canada (2)	20.7%	10.1%	17.8%	5.2%	(11.9)%	(18.0)%
	United States (3)	10.9%	6.5%	8.6%	4.1%	(8.4)%	(15.5)%

		As at October 31, 2020
		Benign scenario		Base scenario		Adverse scenario
All figures are annual average values		First 12 months	Second 12 months	First 12 months	Second 12 months	First 12 months	Second 12 months
Real GDP growth rates (1)	Canada	3.7%	6.4%	1.8%	4.2%	(4.4)%	(1.1)%
	United States	1.6%	6.0%	(0.4)%	4.0%	(5.1)%	(1.2)%

Corporate BBB 10-year spread	Canada	1.8%	1.9%	2.2%	2.2%	3.6%	4.5%
	United States	1.7%	1.7%	2.0%	2.0%	3.9%	4.1%

Unemployment rates	Canada	7.4%	6.1%	8.9%	7.5%	12.7%	13.9%
	United States	6.4%	4.8%	8.0%	6.0%	11.5%	12.8%

Housing price index (1)	Canada (2)	10.3%	7.7%	7.2%	2.8%	(1.2)%	(8.7)%
	United States (3)	4.6%	4.5%	2.4%	2.1%	(2.4)%	(6.2)%

(1)	Real gross domestic product and housing price index are four quarter averages of year-over-year growth rates.
(2)	In Canada, we use the HPI Benchmark Composite.
(3)	In the United States, we use the National Case-Shiller House Price Index.

The table below shows how the bank expects the real GDP year-over-year growth rate for the base case in Canada and the United States to trend by calendar quarter. In addition, the table includes the real GDP level compared with the calendar quarter Q4 2019, which marked the quarterly peak in real GDP prior to the pandemic beginning in calendar Q1 2020, expressed as a percentage.

Calendar quarter ended	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 30, 2023
Real GDP growth rates year-over-year
Canada	13.1%	6.0%	5.2%	5.0%	5.7%	4.1%	3.2%	2.6%
United States	13.2%	7.4%	7.5%	6.7%	4.7%	3.3%	2.8%	2.6%

Real GDP level compared with calendar Q4 2019
Canada	98.3%	100.5%	102.0%	103.2%	103.9%	104.6%	105.3%	105.9%
United States	101.8%	103.7%	104.9%	105.7%	106.5%	107.2%	107.8%	108.5%

The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios and based on the current risk profile of our loan exposures, if all our performing loans were in Stage 1, our allowance for performing loans would be approximately $1,925 million ($2,300 million as at October 31, 2020), compared with the reported allowance for performing loans of $2,686 million ($3,075 million as at October 31, 2020).

Information on the Provision for Credit Losses for the three and nine months ended July 31, 2021, can be found on page 12 in this document.

BMO Financial Group Third Quarter Report 2021 32

This Allowance for Credit Losses section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements section. See also the Risk Management section.

Caution

This Accounting Policies and Critical Accounting Estimates section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

Changes in Accounting Policies

Interbank Offered Rate (IBOR) Reform

Effective November 1, 2020, we early adopted Phase 2 amendments to IFRS 9, Financial Instruments, IAS 39, Financial Instruments: Recognition and Measurement (IAS 39), IFRS 7, Financial Instruments: Disclosures, IFRS 4, Insurance Contracts, as well as IFRS 16, Leases. These amendments address issues that arise from implementation of IBOR reform, where IBOR are replaced with alternative benchmark rates.

For financial instruments at amortized cost, the amendments introduce a practical expedient such that if a change in the contractual cash flows is as a result of IBOR reform and occurs on an economically equivalent basis, the change will be accounted for by updating the effective interest rate with no immediate gain or loss recognized. The amendments also provide additional temporary relief from applying specific IAS 39 hedge accounting requirements to hedging relationships affected by IBOR reform. For example, there is an exception from the requirement to discontinue hedge accounting as a result of changes to hedge documentation required solely by IBOR reform. The amendments also require additional disclosure that allows users to understand the effect of IBOR reform on our financial instruments and risk management strategy.

Further details are provided in Note 1 to our unaudited interim consolidated financial statements on page 51.

Conceptual Framework

Effective November 1, 2020, BMO adopted the revised Conceptual Framework (Framework), which sets out the fundamental concepts for financial reporting to ensure consistency in standard-setting decisions and that similar transactions are treated in a similar way, so as to provide useful information to users of financial statements. The revised Framework had no impact on our accounting policies.

Future Changes in Accounting Policies

We monitor the potential changes proposed by the International Accounting Standards Board (IASB) and analyze the effect that changes in the standards may have on BMO’s financial reporting and accounting policies. Information on new standards and amendments to existing standards, which are effective for the bank in the future, can be found on page 119 and in Note 1 to the audited annual consolidated financial statements on page 155 of BMO’s 2020 Annual Report.

Other Regulatory Developments

We continue to monitor and prepare for regulatory developments, including those referenced elsewhere in this document.

On May 27, 2021, the Canadian Securities Administrators (CSA) announced the adoption of National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure (NI 52-112) and related consequential amendments. Replacing the previous CSA staff notice on Non-GAAP Measures, NI 52-112 governs how entities present non-GAAP and other financial measures and ratios, such as adjusted net income, adjusted earnings per share and pre-provision pre-tax earnings. The aim is to provide investors with additional information to help them understand the context of such measures in our public disclosures. The requirements will apply to our disclosure documents, including the MD&A, beginning with our fiscal 2021 year-end disclosures. We are in the process of completing our assessment of the required changes to our public disclosures.

For a comprehensive discussion of other regulatory developments, see the Enterprise-Wide Capital Management section starting on page 63, the Risks That May Affect Future Results section starting on page 73, the Liquidity and Funding Risk section starting on page 97, and the Legal and Regulatory Risk section starting on page 110 of BMO’s 2020 Annual Report. This Other Regulatory Developments section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

33 BMO Financial Group Third Quarter Report 2021

Risk Management

BMO’s risk management policies and processes to identify, measure, manage, monitor, mitigate and report its credit and counterparty, market, insurance, liquidity and funding, operational, including technology and cyber-related risks, legal and regulatory, strategic, environmental and social, and reputation risks are outlined in the Enterprise-Wide Risk Management section on pages 73 to 113 of BMO’s 2020 Annual Report.

Top and Emerging Risks That May Affect Future Results

BMO’s top and emerging risks and other factors that may affect future results are described on pages 73 to 77 of BMO’s 2020 Annual Report. The following is an update to the 2020 Annual Report.

General Economic Conditions and COVID-19 Pandemic Related Risks

The economic outlook for the second half of 2021 has improved based on the increased availability of a number of COVID-19 vaccines, as well as the acceleration of vaccine roll-out programs. However, vaccine availability and hesitancy, emergence of mutations of the virus and a possible resurgence of cases contribute to ongoing economic uncertainty and pose a risk to the bank in the event that they may necessitate further lockdown measures across North America and globally. This may significantly impact our stakeholders, partners and customers, particularly those already impacted by the pandemic and lockdown measures.

Benchmark Interest Rate Reform

On March 5, 2021, the Financial Conduct Authority (FCA) confirmed that London Interbank Offered Rate (LIBOR) settings will cease to be provided by any administrator immediately after December 31, 2021, for all sterling, euro, Swiss franc and Japanese yen settings, as well as the 1-week and 2-month USD LIBOR settings. The remaining USD LIBOR settings will cease to be provided immediately after June 30, 2023. U.S. prudential regulators have issued supervisory guidance that the extension of certain USD LIBOR settings to June 30, 2023, applies only to legacy contracts; new issuances of LIBOR-based instruments must cease by December 31, 2021. The announcement followed the completion of the ICE Benchmark Administration consultation regarding the process and timing for the orderly wind-down of LIBOR for legacy contracts. Our enterprise-wide Interbank Offered Rates Transition Office (ITO) has adjusted the project plan accordingly, to align with these extended timelines and continues to monitor for changes and updates from regulators and industry working groups, in order to facilitate a smooth and timely transition for BMO and its clients.

The ITO, as part of its mandate, continues to monitor the development and usage of Alternative Reference Rates (ARRs) across the industry, including the Alternative Reference Rate Committee’s formal recommendation of the CME Group’s forward-looking Secured Overnight Financing Rate term rate. As the market develops, and in line with regulatory expectation, the bank has begun to add ARR-based products to its suite of offerings.

Market Risk

BMO’s market risk management practices and key measures are outlined on pages 92 to 96 of BMO’s 2020 Annual Report.

Linkages between Balance Sheet Items and Market Risk Disclosures

The table below presents items reported in our Consolidated Balance Sheet that are subject to market risk, comprised of balances that are subject to either traded risk or non-traded risk measurement techniques.

Linkages between Balance Sheet Items and Market Risk Disclosures

	As at July 31, 2021				As at October 31, 2020

	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Consolidated Balance Sheet	Subject to market risk		Not subject to market risk	Primary risk factors for non-traded risk balances
		Traded	Non-traded			Traded	Non-traded
(Canadian $ in millions)		risk (1)	risk (2)			risk (1)	risk (2)

Assets Subject to Market Risk
Cash and cash equivalents	83,825	-	83,825	-	57,408	-	57,408	-	Interest rate
Interest bearing deposits with banks	8,793	141	8,652	-	9,035	217	8,818	-	Interest rate
Securities	230,776	102,041	128,735	-	234,260	97,723	136,537	-	Interest rate, credit spread, equity
Securities borrowed or purchased under resale agreements	104,738	-	104,738	-	111,878	-	111,878	-	Interest rate
Loans (net of allowance for credit losses)	455,616	2,996	452,620	-	447,420	2,416	445,004	-	Interest rate, foreign exchange
Derivative instruments	36,331	33,246	3,085	-	36,815	32,457	4,358	-	Interest rate, foreign exchange
Customer’s liabilities under acceptances	14,263	-	14,263	-	13,493	-	13,493	-	Interest rate
Other assets	37,016	3,359	17,252	16,405	38,952	5,446	16,105	17,401	Interest rate
Total Assets	971,358	141,783	813,170	16,405	949,261	138,259	793,601	17,401

Liabilities Subject to Market Risk
Deposits	680,553	22,085	658,468	-	659,034	18,074	640,960	-	Interest rate, foreign exchange
Derivative instruments	29,167	26,685	2,482	-	30,375	26,355	4,020	-	Interest rate, foreign exchange
Acceptances	14,263	-	14,263	-	13,493	-	13,493	-	Interest rate
Securities sold but not yet purchased	28,497	28,497	-	-	29,376	29,376	-	-
Securities lent or sold under repurchase agreements	92,990	-	92,990	-	88,658	-	88,658	-	Interest rate
Other liabilities	61,219	85	60,780	324	63,316	118	62,964	234	Interest rate
Subordinated debt	6,973	-	6,973	-	8,416	-	8,416	-	Interest rate
Total Liabilities	913,662	77,352	835,956	324	892,668	73,923	818,511	234

(1)	Primarily comprised of balance sheet items that are subject to the trading and underwriting risk management framework and fair valued through profit or loss.
(2)	Primarily comprised of balance sheet items that are subject to the structural balance sheet, insurance risk management framework and secured financing transactions.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2021 34

Trading Market Risk Measures

Average Total Trading Value at Risk (VaR) decreased quarter-over-quarter as the heightened market volatility in the second and third quarters of 2020 transitioned out of the historical period used for VaR. The VaR reduction was partially offset by higher fixed income credit risks and equity option risks. Average Total Trading Stressed Value at Risk (SVaR) was also marginally higher from the rise in credit and equity risks.

Total Trading Value at Risk (VaR) and Trading Stressed Value at Risk (SVaR) Summary (1)(2)

	For the quarter ended July 31, 2021				April 30, 2021	July 31, 2020

(Pre-tax Canadian $ equivalent in millions)	Quarter-end	Average	High	Low	Average	Average

Commodity VaR	2.1	1.8	3.7	1.2	2.4	2.8
Equity VaR	12.0	12.4	14.8	10.6	15.9	20.6
Foreign exchange VaR	1.7	1.4	2.2	1.0	2.0	4.2
Interest rate VaR (3)	14.0	14.8	17.9	9.8	36.1	28.3
Debt-specific risk	2.3	2.4	3.0	1.9	3.6	5.7
Diversification	(13.7)	(12.2)	nm	nm	(24.0)	(23.8)

Total Trading VaR	18.4	20.6	26.7	15.3	36.0	37.8

Total Trading SVaR	41.0	43.4	45.8	39.2	40.5	53.4

(1)	One-day measure using a 99% confidence interval. Benefits are presented in parentheses and losses are presented as positive numbers.
(2)	Stressed VaR is produced weekly and at month end.
(3)	Interest rate VaR includes general credit spread risk.

 nm - not meaningful

Structural (Non-Trading) Market Risk

Structural economic value exposure to rising interest rates and the benefit to falling interest rates decreased relative to April 30, 2021, primarily due to modelled deposit pricing being less rate-sensitive at lower projected interest rate levels following the decrease in term market rates during the current quarter. The earnings benefit to rising interest rates and the earnings exposure to falling interest rates increased relative to April 30, 2021, largely driven by deposit growth.

Structural Balance Sheet Earnings and Value Sensitivity to Changes in Interest Rates (1)(2)

	Economic value sensitivity					Earnings sensitivity over the next 12 months
(Pre-tax Canadian $ equivalent in millions)		July 31, 2021		April 30, 2021	July 31, 2020		July 31, 2021		April 30, 2021	July 31, 2020
	Canada (3) (4)	United States	Total	Total (4)	Total (4)	Canada (3) (4)	United States	Total	Total (4)	Total (4)
100 basis point increase	(773.2)	(439.7)	(1,212.9)	(1,462.5)	(725.6)	57.7	308.5	366.2	304.1	292.1
25 basis point decrease	152.9	(9.2)	143.8	243.3	(31.5)	(49.3)	(94.2)	(143.5)	(122.8)	(92.7)

(1)	Losses are in parentheses and benefits are presented as positive numbers.
(2)

The impact of insurance market risk is not reflected in the table. Insurance market risk includes interest rate and equity market risk arising from BMO’s insurance business activities. A 100 basis point increase in interest rates as at July 31, 2021 would result in an increase in earnings before tax of $46 million ($43 million as at April 30, 2021 and $49 million as at July 31, 2020). A 25 basis point decrease in interest rates as at July 31, 2021 would result in a decrease in earnings before tax of $12 million ($11 million as at April 30, 2021 and $12 million as at July 31, 2020). A 10% increase in equity market values as at July 31, 2021 would result in an increase in earnings before tax of $21 million ($31 million as at April 30, 2021 and $66 million as at July 31, 2020). A 10% decrease in equity market values as at July 31, 2021 would result in a decrease in earnings before tax of $21 million ($31 million as at April 30, 2021 and $65 million as at July 31, 2020). BMO may enter into hedging arrangements to offset the impact of changes in equity market values on its earnings, and did so during the 2021 and 2020 fiscal years. The impact of insurance market risk on earnings is reflected in insurance claims, commissions and changes in policy benefit liabilities on the Consolidated Statement of Income, and the corresponding change in the fair value of the bank’s policy benefit liabilities is reflected in other liabilities on the Consolidated Balance Sheet.

(3)	Includes Canadian dollar and other currencies.
(4)	Measures reflect revised modeling assumptions effective January 31, 2021. Prior periods have been updated to reflect the revised approach and to conform with the current period’s presentation.

35 BMO Financial Group Third Quarter Report 2021

Liquidity and Funding Risk

Liquidity and funding risk is managed under a robust risk management framework. There were no material changes in the framework during the quarter.

BMO continued to maintain a strong liquidity position in the third quarter of 2021. We experienced strong customer deposit and loan growth in the current quarter, as well as higher wholesale funding reflecting net issuances. Growth in loans, customer deposits, and wholesale funding was also impacted by the stronger U.S. dollar. BMO’s liquidity metrics, including the Liquidity Coverage Ratio (LCR) and Net Stable Funding Ratio (NSFR), remained well above internal targets and regulatory requirements.

BMO’s liquid assets are primarily held in our trading businesses, as well as in liquidity portfolios that are maintained for contingent liquidity risk management purposes and as investments of excess structural liquidity. Liquid assets include unencumbered, high-quality assets that are marketable, can be pledged as security for borrowings, and can be converted to cash in a time frame that meets our liquidity and funding requirements. BMO’s liquid assets are summarized in the table below.

In the ordinary course of business, BMO may encumber a portion of cash and securities holdings as collateral in support of trading activities and our participation in clearing and payment systems in Canada, the United States and abroad. In addition, BMO may receive liquid assets as collateral and may re-pledge these assets in exchange for cash or as collateral in support of trading activities. Net unencumbered liquid assets, defined as on-balance sheet assets, such as BMO-owned cash and securities and securities borrowed or purchased under resale agreements, plus other off-balance sheet eligible collateral received, less collateral encumbered, totalled $313.5 billion as at July 31, 2021, compared with $308.1 billion as at April 30, 2021. The increase in unencumbered liquid assets was primarily due to higher securities and the impact of the stronger U.S. dollar, partially offset by lower cash balances. Net unencumbered liquid assets are primarily held at the parent bank level, at our U.S. bank entity BMO Harris Bank, and in our broker/dealer operations. In addition to liquid assets, BMO has access to the Bank of Canada’s lending assistance programs, the Federal Reserve Bank discount window in the United States and European Central Bank standby liquidity facilities.

In addition to cash and securities holdings, BMO may also pledge other assets, including mortgages and loans, to raise long-term secured funding. BMO’s total encumbered assets and unencumbered liquid assets are summarized in the Asset Encumbrance table on page 37.

Liquid Assets

	As at July 31, 2021					As at April 30, 2021
(Canadian $ in millions)	Bank-owned assets	Other cash & securities received	Total gross assets (1)	Encumbered assets	Net unencumbered assets (2)	Net unencumbered assets (2)

Cash and cash equivalents	83,825	-	83,825	106	83,719	98,503
Deposits with other banks	8,793	-	8,793	-	8,793	8,955
Securities and securities borrowed or purchased under resale agreements
Sovereigns/Central banks/Multilateral development banks	94,308	93,107	187,415	107,806	79,609	68,352
NHA mortgage-backed securities and U.S. agency mortgage-backed securities and collateralized mortgage obligations	53,882	6,712	60,594	21,086	39,508	37,744
Corporate & other debt	21,504	21,020	42,524	8,164	34,360	33,862
Corporate equity	61,082	55,973	117,055	64,945	52,110	44,737
Total securities and securities borrowed or purchased under resale agreements	230,776	176,812	407,588	202,001	205,587	184,695
NHA mortgage-backed securities (reported as loans at amortized cost) (3)	19,802	-	19,802	4,449	15,353	15,907
Total liquid assets	343,196	176,812	520,008	206,556	313,452	308,060

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)	Net unencumbered liquid assets are defined as total gross assets less encumbered assets.
(3)

Under IFRS, National Housing Act (NHA) mortgage-backed securities that include mortgages owned by BMO as the underlying collateral are classified as loans. Unencumbered NHA mortgage-backed securities have liquidity value and are included as liquid assets under BMO’s Liquidity and Funding Management Framework. This amount is shown as a separate line item, NHA mortgage-backed securities.

BMO Financial Group Third Quarter Report 2021 36

Asset Encumbrance

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at July 31, 2021	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	92,618	-	106	-	92,512
Securities (5)	427,390	173,415	33,035	13,404	207,536
Loans	435,814	57,282	817	231,261	146,454
Other assets
Derivative instruments	36,331	-	-	36,331	-
Customers’ liability under acceptances	14,263	-	-	14,263	-
Premises and equipment	4,266	-	-	4,266	-
Goodwill	5,450	-	-	5,450	-
Intangible assets	2,298	-	-	2,298	-
Current tax assets	1,145	-	-	1,145	-
Deferred tax assets	1,209	-	-	1,209	-
Other assets	22,648	6,756	-	15,892	-
Total other assets	87,610	6,756	-	80,854	-
Total assets	1,043,432	237,453	33,958	325,519	446,502

		Encumbered (2)		Net unencumbered
(Canadian $ in millions) As at April 30, 2021	Total gross assets (1)	Pledged as collateral	Other encumbered	Other unencumbered (3)	Available as collateral (4)

Cash and deposits with other banks	107,548	-	90	-	107,458
Securities (5)	405,259	167,836	36,821	12,575	188,027
Loans	424,471	56,194	785	228,727	138,765
Other assets
Derivative instruments	37,998	-	-	37,998	-
Customers’ liability under acceptances	11,952	-	-	11,952	-
Premises and equipment	4,298	-	-	4,298	-
Goodwill	5,375	-	-	5,375	-
Intangible assets	2,323	-	-	2,323	-
Current tax assets	1,141	-	-	1,141	-
Deferred tax assets	1,294	-	-	1,294	-
Other assets	22,107	6,876	-	15,231	-
Total other assets	86,488	6,876	-	79,612	-
Total assets	1,023,766	230,906	37,696	320,914	434,250

(1)	Gross assets include bank-owned assets and cash and securities received from third parties.
(2)

Pledged as collateral refers to the portion of on-balance sheet assets and other cash and securities that are pledged through repurchase agreements, securities lending, derivative contracts, minimum required deposits at central banks and requirements associated with participation in clearing houses and payment systems. Other encumbered assets include assets that are restricted for legal or other reasons, such as restricted cash and short sales.

(3)

Other unencumbered assets include select liquid asset holdings that management believes are not readily available to support BMO’s liquidity requirements. These include cash and securities of $13.4 billion as at July 31, 2021, which include securities held at BMO’s insurance subsidiary, significant equity investments, and certain investments held in our merchant banking business. Other unencumbered assets also include mortgages and loans that may be securitized to access secured funding.

(4)

Loans included in available as collateral represent loans currently lodged at central banks that could potentially be used to access central bank funding. Loans available for pledging as collateral do not include other sources of additional liquidity that may be realized from the bank’s loan portfolio, such as incremental securitization, covered bond issuances and Federal Home Loan Bank advances.

(5)	Includes securities, securities borrowed or purchased under resale agreements and NHA mortgage-backed securities (reported as loans at amortized cost).

Funding Strategy

Our funding philosophy requires that secured and unsecured wholesale funding used to support loans and less liquid assets must have a term (typically maturing in two to ten years) that will support the effective term to maturity of these assets. Secured and unsecured wholesale funding for liquid trading assets is largely shorter term (maturing in one year or less), is aligned with the liquidity of the assets being funded, and is subject to limits on aggregate maturities that are permitted across different periods. Supplemental liquidity pools are funded largely with wholesale term funding.

BMO maintains a large and stable base of customer deposits that, in combination with our strong capital base, is a source of strength. It supports the maintenance of a sound liquidity position and reduces our reliance on wholesale funding. Customer deposits totalled $489.7 billion as at July 31, 2021, increasing from $474.4 billion as at April 30, 2021. Underlying growth in retail and commercial deposits was also impacted by the stronger U.S. dollar. BMO also receives non-marketable deposits from corporate and institutional customers in support of certain trading activities. These deposits totalled $27.8 billion as at July 31, 2021, a decrease from $30.4 billion as at April 30, 2021.

Total wholesale funding outstanding, which largely consists of negotiable marketable securities, was $190.6 billion as at July 31, 2021, with $50.0 billion sourced as secured funding and $140.6 billion as unsecured funding. Wholesale funding outstanding increased from $182.4 billion as at April 30, 2021, primarily due to net wholesale funding issuances during the quarter and the stronger U.S. dollar. The mix and maturities of BMO’s wholesale term funding are outlined in the table below. Additional information on deposit maturities can be found on page 41. BMO maintains a sizeable portfolio of unencumbered liquid assets, totaling $313.5 billion as at July 31, 2021, that can be monetized to meet potential funding requirements, as described on page 36.

The Government of Canada’s final regulations on Canada’s Bank Recapitalization (Bail-In) Regime became effective on September 23, 2018. Bail-in debt includes senior unsecured debt issued directly by the bank on or after September 23, 2018, that has an original term greater than 400 days and is marketable, subject to certain exceptions. BMO is required to meet minimum Total Loss Absorbing Capacity (TLAC) ratio requirements by November 1, 2021. We continue to be well-positioned to meet TLAC requirements when they come into force. For more information, please see Regulatory Capital and Total Loss Absorbing Capacity Ratios on page 64 of BMO’s 2020 Annual Report.

Diversification of our wholesale funding sources is an important part of our overall liquidity management strategy. BMO’s wholesale funding activities are well-diversified by jurisdiction, currency, investor segment, instrument and maturity profile. BMO maintains ready access to long-term wholesale funding through various borrowing programs, including a European Note Issuance Program, Canadian, Australian and U.S. Medium-Term

37 BMO Financial Group Third Quarter Report 2021

Note programs, Canadian and U.S. mortgage securitizations, Canadian credit card loans, auto loans and home equity line of credit (HELOC) securitizations, U.S. transportation finance (TF) loans, covered bonds, and Canadian and U.S. senior unsecured deposits.

BMO’s wholesale funding plan seeks to ensure sufficient funding capacity is available to execute our business strategies. The funding plan considers expected maturities, as well as asset and liability growth projected for our businesses in our forecasting and planning processes, and assesses funding needs in relation to the sources available. The funding plan is reviewed annually by the Balance Sheet and Capital Management Committee and Risk Management Committee and approved by the Risk Review Committee, and is regularly updated to reflect actual results and incorporate updated forecast information.

Wholesale Funding Maturities (1)

	As at July 31, 2021								As at April 30, 2021
(Canadian $ in millions)	Less than 1 month	1 to 3 months	3 to 6 months	6 to 12 months	Subtotal less than 1 year	1 to 2 years	Over 2 years	Total	Total
Deposits from banks	4,239	1,110	41	62	5,452	-	-	5,452	5,383
Certificates of deposit and commercial paper	7,881	14,193	16,297	26,837	65,208	1,054	7	66,269	59,997
Bearer deposit notes	363	1,100	19	-	1,482	-	-	1,482	2,008
Asset-backed commercial paper (ABCP)	916	1,678	1,972	112	4,678	-	-	4,678	4,333
Senior unsecured medium-term notes	3,120	5,571	2,086	7,504	18,281	10,282	27,013	55,576	51,991
Senior unsecured structured notes (2)	54	-	-	2	56	65	4,730	4,851	4,559
Covered bonds and securitizations
Mortgage and HELOC securitizations	-	442	354	1,755	2,551	3,249	13,343	19,143	21,084
Covered bonds	-	-	2,184	2,184	4,368	9,772	7,155	21,295	21,225
Other asset-backed securitizations (3)	-	-	1,324	-	1,324	1,782	1,738	4,844	4,652
Subordinated debt	-	-	-	-	-	-	6,972	6,972	7,143
Total	16,573	24,094	24,277	38,456	103,400	26,204	60,958	190,562	182,375
Of which:
Secured	916	2,120	5,834	4,051	12,921	14,803	22,236	49,960	51,294
Unsecured	15,657	21,974	18,443	34,405	90,479	11,401	38,722	140,602	131,081
Total (4)	16,573	24,094	24,277	38,456	103,400	26,204	60,958	190,562	182,375

(1)

Wholesale unsecured funding primarily includes funding raised through the issuance of marketable, negotiable instruments. Wholesale funding excluded covered bonds issued to access central bank programs, repo transactions and bankers’ acceptances, which are disclosed in the contractual maturity table on page 41, and also excluded ABCP issued by certain ABCP conduits that are not consolidated for financial reporting purposes.

(2)	Primarily issued to institutional investors.
(3)	Includes credit card, auto and transportation finance loan securitizations.
(4)

Total wholesale funding consists of Canadian-dollar-denominated funding totalling $48.8 billion and U.S.-dollar-denominated and other foreign-currency-denominated funding totalling $141.8 billion as at July 31, 2021.

Credit Ratings

The credit ratings assigned to BMO’s short-term and senior long-term debt securities by external rating agencies are important in the raising of both capital and funding to support our business operations. Maintaining strong credit ratings allows us to access the wholesale markets at competitive pricing levels. Should our credit ratings experience a downgrade, cost of funding would likely increase and access to funding and capital through the wholesale markets could be reduced. A material downgrade of its ratings could also have other consequences, including those set out in Note 8 starting on page 168 of BMO’s 2020 Annual Report.

The credit ratings assigned to BMO’s senior debt by rating agencies are indicative of high-grade, high-quality issues. During the quarter Moody’s, Standard & Poor’s (S&P) DBRS, and Fitch affirmed their ratings on BMO. Moody’s, S&P and DBRS have a stable outlook on BMO and Fitch has a negative outlook.

As at July 31, 2021

Rating agency	Short-term debt	Senior debt (1)	Long-term deposits/ Legacy senior debt (2)	Subordinated debt (NVCC)	Outlook
Moody’s	P-1	A2	Aa2	Baa1(hyb)	Stable
S&P	A-1	A-	A+	BBB+	Stable
Fitch	F1+	AA-	AA	A	Negative
DBRS	R-1 (high)	AA (low)	AA	A(low)	Stable

(1)	Subject to conversion under the Bank Recapitalization (Bail-In) Regime.
(2)

Long-term deposits/Legacy senior debt includes senior debt issued prior to September 23, 2018, and senior debt issued on or after September 23, 2018, that is excluded from the Bank Recapitalization (Bail-In) Regime.

BMO is required to deliver collateral to certain counterparties in the event of a downgrade of its current credit rating. The incremental collateral required is based on mark-to-market exposure, collateral valuations and collateral threshold arrangements, as applicable. As at July 31, 2021, we would be required to provide additional collateral to counterparties totalling $141 million, $364 million and $700 million, as a result of a one-notch, two-notch and three-notch downgrade, respectively.

BMO Financial Group Third Quarter Report 2021 38

Liquidity Coverage Ratio

The average daily LCR for the quarter ended July 31, 2021 was 125%. The LCR is calculated on a daily basis as the ratio of the stock of High-Quality Liquid Assets (HQLA) to total net stressed cash outflows over the next 30 calendar days. The average LCR was down from 129% in the prior quarter, primarily due to a decrease in HQLA, partially offset by lower net cash outflows. While banks are required to maintain an LCR of greater than 100% in normal conditions, banks are also expected to be able to utilize HQLA in a period of stress, which may result in an LCR of less than 100% during such a period. BMO’s HQLA are primarily comprised of cash, highly-rated debt issued or backed by governments, highly-rated covered bonds and non-financial corporate debt, and non-financial equities that are part of a major stock index. Net cash flows include outflows from deposits, secured and unsecured wholesale funding, commitments and potential collateral requirements, offset by permitted inflows from loans, securities lending activities and other non-HQLA debt maturing over a 30-day horizon. Weights prescribed by the Office of the Superintendent of Financial Institutions (OSFI) are applied to cash flows and HQLA to arrive at the weighted values and the LCR. The LCR does not reflect excess liquidity in BMO Financial Corp. above 100%, because of limitations on the transfer of liquidity between BMO Financial Corp. and the parent bank. The LCR is only one measure of a bank’s liquidity position and does not fully capture all of the bank’s liquid assets or the funding alternatives that may be available during a period of stress. BMO’s total liquid assets are shown in the Liquid Assets table on page 36.

Additional information on Liquidity and Funding Risk governance can be found on page 97 of BMO’s 2020 Annual Report. Please also see the Risk Management section.

	For the quarter ended July 31, 2021
(Canadian $ in billions, except as noted)	Total unweighted value (average) (1) (2)	Total weighted value (average) (2) (3)

High-Quality Liquid Assets
Total high-quality liquid assets (HQLA)	*	189.0

Cash Outflows
Retail deposits and deposits from small business customers, of which:	225.3	15.1
Stable deposits	112.0	3.4
Less stable deposits	113.3	11.7
Unsecured wholesale funding, of which:	243.5	116.9
Operational deposits (all counterparties) and deposits in networks of cooperative banks	116.7	29.0
Non-operational deposits (all counterparties)	105.6	66.7
Unsecured debt	21.2	21.2
Secured wholesale funding	*	25.5
Additional requirements, of which:	174.2	35.6
Outflows related to derivatives exposures and other collateral requirements	11.7	4.5
Outflows related to loss of funding on debt products	3.1	3.1
Credit and liquidity facilities	159.4	28.0
Other contractual funding obligations	1.8	0.2
Other contingent funding obligations	413.5	8.1
Total cash outflows	*	201.4

Cash Inflows
Secured lending (e.g. reverse repos)	141.3	35.3
Inflows from fully performing exposures	8.5	4.6
Other cash inflows	10.3	10.3
Total cash inflows	160.1	50.2

		Total adjusted value (4)
Total HQLA		189.0
Total net cash outflows		151.2
Liquidity Coverage Ratio (%) (2)		125

For the quarter ended April 30, 2021		Total adjusted value (4)
Total HQLA		197.8
Total net cash outflows		152.9
Liquidity Coverage Ratio (%)		129

*	Disclosure is not required under the LCR disclosure standard.
(1)	Unweighted values are calculated at market value (for HQLA) or as outstanding balances maturing or callable within 30 days (for inflows and outflows).
(2)	Values are calculated based on the simple average of the daily LCR over 64 business days in the third quarter of 2021.
(3)	Weighted values are calculated after the application of the weights prescribed under the OSFI Liquidity Adequacy Requirements (LAR) Guideline for HQLA and cash inflows and outflows.
(4)	Adjusted values are calculated based on total weighted values after applicable caps as defined by the LAR Guideline.

39 BMO Financial Group Third Quarter Report 2021

Net Stable Funding Ratio

The Net Stable Funding Ratio (NSFR) is a regulatory liquidity metric that assesses the stability of a bank’s funding profile in relation to the liquidity value of a bank’s assets. The NSFR is defined as the ratio between the amount of available stable funding (ASF) and the amount of required stable funding (RSF). ASF means the proportion of own and third-party resources that are expected to be reliable over the one-year horizon (includes customer deposits and long-term wholesale funding). Therefore, unlike the LCR, which is short-term, the NSFR measures a bank’s medium and long-term resilience. The stable funding requirements for each institution are set based on the liquidity and maturity characteristics of its balance sheet assets and off-balance sheet exposures. OSFI-prescribed weights are applied to notional asset and liability balances to determine ASF and RSF and the NSFR. Canadian domestic systemically important banks (D-SIBs), including BMO, are required to maintain a minimum NSFR of 100% effective January 1, 2020, and to publicly disclose their NSFR effective for the quarter ended January 31, 2021. BMO’s NSFR was 118% as at July 31, 2021, exceeding the regulatory minimum. The NSFR was down from 119% in the prior quarter, primarily due to higher required stable funding, partially offset by higher available stable funding.

	For the quarter ended July 31, 2021
	Unweighted Value by Residual Maturity				Weighted Value (2)
(Canadian $ in billions, except as noted)	No maturity (1)	Less than 6 months	6 to 12 months	Over 1 year

Available Stable Funding (ASF) Item
Capital:	-	-	-	64.1	64.1
Regulatory capital	-	-	-	64.0	64.0
Other capital instruments	-	-	-	0.1	0.1
Retail deposits and deposits from small business customers:	207.9	28.8	14.6	30	262.1
Stable deposits	103.9	14.3	7.1	6.9	125.8
Less stable deposits	104.0	14.5	7.5	23.1	136.3
Wholesale funding:	228.1	178.2	46	68.8	196.7
Operational deposits	118.9	-	-	-	59.5
Other wholesale funding	109.2	178.2	46	68.8	137.2
Liabilities with matching interdependent assets	-	0.8	1.8	13.9	-
Other liabilities:	1.9	*	*	41.6	4.6
NSFR derivative liabilities	*	*	*	5.5	*
All other liabilities and equity not included in the above categories	1.9	31.4	0.2	4.5	4.6
Total ASF	*	*	*	*	527.5

Required Stable Funding (RSF) Item
Total NSFR high-quality liquid assets (HQLA)	*	*	*	*	22.7
Deposits held at other financial institutions for operational purposes	-	-	-	-	-
Performing loans and securities:	145.8	139.4	42.4	246.7	367.6
Performing loans to financial institutions secured by Level 1 HQLA	-	48.0	3.1	-	3.9
Performing loans to financial institutions secured by non-Level 1 HQLA and unsecured performing loans to financial institutions	23.8	54.2	7.4	11.7	45.4
Performing loans to non-financial corporate clients, loans to retail and small business customers, and loans to sovereigns, central banks and PSEs, of which:	84.3	29.2	23.6	117.9	194.0
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	-	-	-	-	-
Performing residential mortgages, of which:	12.5	6.5	8.1	107.3	93.7
With a risk weight of less than or equal to 35% under the Basel II standardised approach for credit risk	12.5	6.2	8.0	105.3	91.7
Securities that are not in default and do not qualify as HQLA, including exchange-traded equities	25.2	1.5	0.2	9.8	30.6
Assets with matching interdependent liabilities	-	0.8	1.8	13.9	-
Other assets:	15.1	*	*	33.0	40.8
Physical traded commodities, including gold	3.3	*	*	*	2.8
Assets posted as initial margin for derivative contracts and contributions to default funds of CCPs	*	*	*	9.0	7.7
NSFR derivative assets	*	*	*	8.3	2.8
NSFR derivative liabilities before deduction of variation margin posted	*	*	*	0.5	0.5
All other assets not included in the above categories	11.8	2.4	0.1	12.7	27.0
Off-balance sheet items	*	*	*	468.2	16.3
Total RSF	*	*	*	*	447.4
Net Stable Funding Ratio (%)	*	*	*	*	118

For the quarter ended April 30, 2021					Weighted Value (2)
Total ASF					509.7
Total RSF					427.3
Net Stable Funding Ratio (%)					119

*	Disclosure is not required under the NSFR disclosure standard.
(1)

Items to be reported in the “no maturity” time bucket do not have a stated maturity. These may include, but are not limited to, items such as non-maturity deposits, short positions, open maturity positions, non-HQLA equities, physical traded commodities and demand loans.

(2)	Weighted values are calculated after the application of the weights prescribed under the OSFI LAR Guideline for ASF and RSF.

BMO Financial Group Third Quarter Report 2021 40

Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturities of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to, but is not necessarily consistent with, the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. BMO forecasts asset and liability cash flows, under both normal market conditions and a number of stress scenarios, to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon over which liquid assets can be monetized and the related haircuts and potential collateral requirements that may result from both market volatility and credit rating downgrades, among other assumptions.

(Canadian $ in millions)									July 31, 2021
	0 to 1	1 to 3	3 to 6	6 to 9	9 to 12	1 to 2	2 to 5	Over 5	No
	month	months	months	months	months	years	years	years	maturity	Total
On-Balance Sheet Financial Instruments Assets
Cash and Cash Equivalents	82,689	-	-	-	-	-	-	-	1,136	83,825
Interest Bearing Deposits with Banks	3,551	1,451	1,110	979	1,702	-	-	-	-	8,793
Securities	3,639	4,330	4,988	3,337	3,251	15,174	43,965	91,010	61,082	230,776
Securities Borrowed or Purchased under Resale Agreements	72,000	22,496	5,706	3,268	563	705	-	-	-	104,738
Loans
Residential mortgages	1,265	1,782	2,618	2,706	5,336	22,015	91,395	7,257	-	134,374
Consumer instalment and other personal	535	610	843	747	1,223	5,386	31,512	12,618	21,618	75,092
Credit cards	-	-	-	-	-	-	-	-	7,866	7,866
Business and government	15,984	9,954	9,173	9,559	9,492	28,222	79,501	14,303	64,920	241,108
Allowance for credit losses	-	-	-	-	-	-	-	-	(2,824)	(2,824)
Total Loans, net of allowance	17,784	12,346	12,634	13,012	16,051	55,623	202,408	34,178	91,580	455,616
Other Assets
Derivative instruments	1,620	2,360	5,373	1,459	1,368	5,901	9,810	8,440	-	36,331
Customers’ liability under acceptances	9,694	4,566	3	-	-	-	-	-	-	14,263
Other	2,551	336	242	7	5	8	2	4,914	28,951	37,016
Total Other Assets	13,865	7,262	5,618	1,466	1,373	5,909	9,812	13,354	28,951	87,610
Total Assets	193,528	47,885	30,056	22,062	22,940	77,411	256,185	138,542	182,749	971,358

(Canadian $ in millions)									July 31, 2021
	0 to 1	1 to 3	3 to 6	6 to 9	9 to 12	1 to 2	2 to 5	Over 5	No
	month	months	months	months	months	years	years	years	maturity	Total

Liabilities and Equity
Deposits (1)(2)
Banks	8,831	5,519	2,832	3,253	159	6	-	30	8,597	29,227
Business and government	20,893	28,990	24,225	22,057	19,075	22,903	33,793	16,881	245,937	434,754
Individuals	3,914	6,867	9,720	8,761	6,821	9,164	10,007	3,143	158,175	216,572
Total Deposits	33,638	41,376	36,777	34,071	26,055	32,073	43,800	20,054	412,709	680,553
Other Liabilities
Derivative instruments	1,660	2,062	3,462	1,718	1,255	4,547	7,898	6,565	-	29,167
Acceptances	9,694	4,566	3	-	-	-	-	-	-	14,263
Securities sold but not yet purchased (3)	28,497	-	-	-	-	-	-	-	-	28,497
Securities lent or sold under repurchase agreements (3)	73,913	11,507	3,669	3,870	31	-	-	-	-	92,990
Securitization and structured entities’ liabilities	26	469	1,859	1,360	757	5,666	9,910	3,880	-	23,927
Other	9,276	289	1,040	109	150	839	1,399	3,444	20,746	37,292
Total Other Liabilities	123,066	18,893	10,033	7,057	2,193	11,052	19,207	13,889	20,746	226,136
Subordinated Debt	-	-	-	-	-	-	25	6,948	-	6,973
Total Equity	-	-	-	-	-	-	-	-	57,696	57,696
Total Liabilities and Equity	156,704	60,269	46,810	41,128	28,248	43,125	63,032	40,891	491,151	971,358

(1)	Deposits payable on demand and payable after notice have been included under no maturity.
(2)

Deposits totalling $21,108 million as at July 31, 2021 have a fixed maturity date; however, they can be early redeemed (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date. BMO does not expect a significant amount to be redeemed before maturity.

(3)	Presented based on their earliest maturity date.

(Canadian $ in millions)									July 31, 2021
	0 to 1	1 to 3	3 to 6	6 to 9	9 to 12	1 to 2	2 to 5	Over 5	No
	month	months	months	months	months	years	years	years	maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,452	5,691	7,274	10,222	17,384	38,291	96,079	4,896	-	181,289
Backstop liquidity facilities	-	-	-	-	-	-	4,868	-	-	4,868
Leases	-	-	-	1	3	12	67	381	-	464
Securities lending	3,976	-	-	-	-	-	-	-	-	3,976
Purchase obligations	16	31	49	44	41	153	261	47	-	642

(1)

Commitments to extend credit excluded personal lines of credit, credit cards and other credit instruments that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

41 BMO Financial Group Third Quarter Report 2021

(Canadian $ in millions)									October 31, 2020
	0 to 1	1 to 3	3 to 6	6 to 9	9 to 12	1 to 2	2 to 5	Over 5	No
	month	months	months	months	months	years	years	years	maturity	Total

On-Balance Sheet Financial Instruments Assets
Cash and Cash Equivalents	56,434	-	-	-	-	-	-	-	974	57,408
Interest Bearing Deposits with Banks	3,901	1,673	1,266	1,204	991	-	-	-	-	9,035
Securities	4,838	5,804	7,817	6,263	4,678	15,730	54,846	85,949	48,335	234,260
Securities Borrowed or Purchased under Resale Agreements	79,354	17,030	12,111	2,172	708	503	-	-	-	111,878
Loans
Residential mortgages	2,077	2,110	4,627	5,795	4,928	19,551	80,480	7,456	-	127,024
Consumer instalment and other personal	677	690	1,229	1,223	1,217	5,229	25,243	12,135	22,505	70,148
Credit cards	-	-	-	-	-	-	-	-	7,889	7,889
Business and government	13,746	8,055	6,830	13,049	6,830	27,042	75,161	35,046	59,903	245,662
Allowance for credit losses	-	-	-	-	-	-	-	-	(3,303)	(3,303)
Total Loans, net of allowance	16,500	10,855	12,686	20,067	12,975	51,822	180,884	54,637	86,994	447,420
Other Assets
Derivative instruments	3,400	5,472	2,111	1,140	915	4,369	9,393	10,015	-	36,815
Customers’ liability under acceptances	9,609	3,633	251	-	-	-	-	-	-	13,493
Other	1,873	580	188	20	13	16	4	4,530	31,728	38,952
Total Other Assets	14,882	9,685	2,550	1,160	928	4,385	9,397	14,545	31,728	89,260
Total Assets	175,909	45,047	36,430	30,866	20,280	72,440	245,127	155,131	168,031	949,261

(Canadian $ in millions)									October 31, 2020
	0 to 1	1 to 3	3 to 6	6 to 9	9 to 12	1 to 2	2 to 5	Over 5	No
	month	months	months	months	months	years	years	years	maturity	Total

Liabilities and Equity
Deposits (1)(2)
Banks	13,499	3,982	13,106	455	463	7	-	28	7,285	38,825
Business and government	24,056	21,813	33,713	13,862	17,567	20,070	45,287	11,129	213,182	400,679
Individuals	4,295	11,509	13,019	11,086	10,192	7,778	12,709	2,007	146,935	219,530
Total Deposits	41,850	37,304	59,838	25,403	28,222	27,855	57,996	13,164	367,402	659,034
Other Liabilities
Derivative instruments	1,374	4,499	1,684	1,171	1,088	3,911	8,588	8,060	-	30,375
Acceptances	9,609	3,633	251	-	-	-	-	-	-	13,493
Securities sold but not yet purchased (3)	29,376	-	-	-	-	-	-	-	-	29,376
Securities lent or sold under repurchase agreements (3)	69,142	10,747	7,439	878	-	452	-	-	-	88,658
Securitization and structured entities’ liabilities	30	1,656	334	2,810	1,169	4,946	12,577	3,367	-	26,889
Other	10,301	804	102	109	181	798	1,326	3,706	19,100	36,427
Total Other Liabilities	119,832	21,339	9,810	4,968	2,438	10,107	22,491	15,133	19,100	225,218
Subordinated Debt	-	-	-	-	-	-	-	8,416	-	8,416
Total Equity	-	-	-	-	-	-	-	-	56,593	56,593
Total Liabilities and Equity	161,682	58,643	69,648	30,371	30,660	37,962	80,487	36,713	443,095	949,261

(1)	Deposits payable on demand and payable after notice have been included under no maturity.
(2)

Deposits totalling $27,353 million as at October 31, 2020 have a fixed maturity date; however, they can be early redeemed (either fully or partially) by customers without penalty. These are classified as payable on a fixed date due to their stated contractual maturity date. BMO does not expect a significant amount to be redeemed before maturity.

(3)	Presented based on their earliest maturity date.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

(Canadian $ in millions)									October 31, 2020
	0 to 1	1 to 3	3 to 6	6 to 9	9 to 12	1 to 2	2 to 5	Over 5	No
	month	months	months	months	months	years	years	years	maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,789	5,617	11,163	12,287	14,289	31,607	95,881	6,595	-	179,228
Backstop liquidity facilities	-	-	-	-	-	-	5,601	-	-	5,601
Leases	-	-	3	3	3	38	158	786	-	991
Securities lending	4,349	-	-	-	-	-	-	-	-	4,349
Purchase obligations	14	27	38	38	56	162	179	62	-	576

(1)

Commitments to extend credit excluded personal lines of credit, credit cards and other credit instruments that are unconditionally cancellable at BMO’s discretion. A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

BMO Financial Group Third Quarter Report 2021 42

European Exposures

BMO’s European exposures were disclosed and discussed on pages 90 and 91 of BMO’s 2020 Annual Report. Our exposure to European countries, as at July 31, 2021, is set out in the tables that follow. Our net portfolio exposures are summarized in the below tables for funded lending, securities (inclusive of credit default swaps (CDS) activity), repo-style transactions and derivatives.

European Exposure by Country and Counterparty (1)

(Canadian $ in millions)
As at July 31, 2021	Funded lending (2)	Securities (3) (4)				Repo-style transactions and derivatives (5) (6)				Total Net Exposure
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
GIIPS
Greece	-	-	-	-	-	-	-	-	-	-
Ireland (7)	448	-	-	-	-	10	97	-	107	555
Italy	12	-	-	-	-	-	-	-	-	12
Portugal	-	-	-	-	-	-	-	-	-	-
Spain	98	50	1	-	51	2	2	-	4	153
Total – GIIPS	558	50	1	-	51	12	99	-	111	720
Eurozone (excluding GIIPS)
France	166	68	-	467	535	75	58	69	202	903
Germany	238	741	38	400	1,179	168	3	-	171	1,588
Netherlands	357	588	-	-	588	31	171	-	202	1,147
Other (8)	310	-	47	74	121	2	15	6	23	454
Total – Eurozone (excluding GIIPS)	1,071	1,397	85	941	2,423	276	247	75	598	4,092
Rest of Europe
Norway	325	-	-	47	47	-	5	1	6	378
Sweden	26	249	-	303	552	5	-	-	5	583
Switzerland	254	-	-	-	-	44	16	-	60	314
United Kingdom	2,009	106	613	5,592	6,311	91	400	141	632	8,952
Other (8)	-	41	-	6	47	11	7	5	23	70
Total – Rest of Europe	2,614	396	613	5,948	6,957	151	428	147	726	10,297
Total – All of Europe (9)	4,243	1,843	699	6,889	9,431	439	774	222	1,435	15,109

As at April 30, 2021	Funded lending (2)	Securities (3)				Repo-style transactions and derivatives (5) (6)				Total Net Exposure
Country	Total	Bank	Corporate	Sovereign	Total	Bank	Corporate	Sovereign	Total
Total – GIIPS	568	49	2	-	51	19	176	-	195	814
Total – Eurozone (excluding GIIPS)	1,200	1,280	44	857	2,181	300	340	7	647	4,028
Total – Rest of Europe	3,152	475	150	5,914	6,539	621	218	89	928	10,619
Total – All of Europe (9)	4,920	1,804	196	6,771	8,771	940	734	96	1,770	15,461

  Refer to footnotes in the following table.

European Lending Exposure by Country and Counterparty (1)

	Lending (2)
(Canadian $ in millions)	Funded lending as at July 31, 2021			As at July 31, 2021		As at April 30, 2021
Country	Bank	Corporate	Sovereign	Commitments	Funded	Commitments	Funded
GIIPS
Greece	-	-	-	-	-	-	-
Ireland (7)	-	448	-	551	448	558	446
Italy	12	-	-	12	12	15	15
Portugal	-	-	-	-	-	-	-
Spain	94	4	-	172	98	182	107
Total – GIIPS	106	452	-	735	558	755	568
Eurozone (excluding GIIPS)
France	164	2	-	299	166	322	183
Germany	151	87	-	398	238	512	346
Netherlands	37	320	-	391	357	407	348
Other (8)	122	188	-	380	310	384	323
Total – Eurozone (excluding GIIPS)	474	597	-	1,468	1,071	1,625	1,200
Rest of Europe
Norway	26	299	-	635	325	1,062	558
Sweden	26	-	-	85	26	190	16
Switzerland	16	238	-	323	254	443	370
United Kingdom	7	2,002	-	3,029	2,009	3,248	2,149
Other (8)	-	-	-	77	-	90	59
Total – Rest of Europe	75	2,539	-	4,149	2,614	5,033	3,152
Total – All of Europe (9)	655	3,588	-	6,352	4,243	7,413	4,920

(1)

BMO has the following indirect exposures to Europe as at July 31, 2021: Collateral of €1,375 million to support trading activity in securities (€71 million from GIIPS) and €277 million of cash collateral held; and, guarantees of $11.2 billion ($323 million to GIIPS).

(2)	Funded lending includes loans.
(3)	Securities include cash products, insurance investments and traded credit.
(4)

BMO’s total net notional CDS exposure (embedded as part of the securities exposure in this table) to Europe was $181 million, with no net single-name* CDS exposure to GIIPS countries as at July 31, 2021 (*includes a net position of $144 million (bought protection) on a CDS Index, of which 12% is comprised of GIIPS domiciled entities).

(5)	Repo-style transactions are primarily with bank counterparties for which BMO holds collateral ($43 billion for Europe as at July 31, 2021).
(6)

Derivatives amounts are marked-to-market, incorporating transaction netting where master netting agreements with counterparties have been entered into, and collateral offsets for counterparties where a Credit Support Annex is in effect.

(7)	Does not include Irish subsidiary reserves we are required to maintain with the Irish Central Bank of $117 million as at July 31, 2021.
(8)	Other Eurozone exposure includes 5 countries with less than $300 million net exposure. Other European exposure is distributed across 4 countries.
(9)	Of our total net direct exposure to Europe, approximately 95% was to counterparties in countries with a rating of Aa2/AA from at least one of Moody’s or S&P.

Caution

This Risk Management section contains forward-looking statements. Please refer to the Caution Regarding Forward-Looking Statements.

43 BMO Financial Group Third Quarter Report 2021

Enhanced Disclosure Task Force

On October 29, 2012, the Enhanced Disclosure Task Force (EDTF) of the Financial Stability Board published its first report, Enhancing the Risk Disclosures of Banks. We support the recommendations issued by EDTF for the provision of high-quality, transparent risk disclosures.

Disclosures related to the EDTF recommendations are detailed in the index below, as presented in the 2020 Annual Report and the Third Quarter 2021 Report to Shareholders (RTS), Supplemental Financial Information (SFI) or Supplemental Regulatory Capital Information (SRC). Information within the SFI or SRC is not and should not be considered incorporated by reference into our Third Quarter 2021 Report to Shareholders.

Topic	EDTF Disclosure	Q3 2021			Annual Report Page
		RTS Page	SFI Page	SRC Page

General

1	Present all risk-related information in each report, providing an index for easy navigation.	4	Index	Index	73-113

2	Define the bank’s risk terminology and risk measures and present key parameters used.	34	-	-	84-113, 212-213

3	Discuss top and emerging risks for the bank.	6, 34	-	-	73-75

4	Outline plans to meet new key regulatory ratios once the applicable rules are finalized.	16-17	-	-	64, 67-68, 103

Risk Governance and Risk Management Strategies/Business Model

5	Summarize the bank’s risk management organization, processes, and key functions.	-	-	-	78-83

6	Describe the bank’s risk culture and procedures applied to support the culture.	-	-	-	79

7	Describe key risks that arise from the bank’s business model and activities.	-	-	-	80, 82

8	Describe the use of stress testing within the bank’s risk governance and capital frameworks.	-	-	-	83

Capital Adequacy and Risk-Weighted Assets (RWA)

9	Provide minimum Pillar 1 capital requirements.	-	-	3-4, 10	63-66

10	Summarize information contained in the composition of capital templates and reconciliation of the accounting balance sheet to the regulatory balance sheet. • A Main Features template can also be found on BMO’s website at www.bmo.com under Investor Relations and Regulatory Filings.	17	-	3-5	67

11	Present a flow statement of movements in regulatory capital, including changes in Common Equity Tier 1, Additional Tier 1, and Tier 2 capital.	-	-	6	-

12	Discuss capital planning within a more general discussion of management’s strategic planning.	-	-	-	63

13	Provide granular information to explain how RWA relate to business activities.	-	-	11	68

14	Present a table showing the capital requirements for each method used for calculating RWA. • Information about significant models used to determine RWA is provided in our Annual Report.	-	-	11, 17, 18, 21-30 and 37-43	68, 85-87

15	Tabulate credit risk in the banking book for Basel asset classes and major portfolios. • Information on retail and wholesale credit risk in the banking book is provided.	-	-	17-30, 37-43	-

16	Present a flow statement that reconciles movements in RWA by credit risk and market risk. • Includes flow statements for credit risk and market risk RWA movement by key driver.	-	-	31, 57	-

BMO Financial Group Third Quarter Report 2021 44

Topic	EDTF Disclosure	Q3 2021			Annual Report Page
		RTS Page	SFI Page	SRC Page

Liquidity

17	Describe the bank’s Basel validation and back-testing process. Included in our SRC information is our estimated and actual loss parameter information.	-	-	58	109

18	Describe how the bank manages its potential liquidity needs and the liquidity reserve held to meet those needs.	36, 39	-	-	97-103

Funding

19	Summarize encumbered and unencumbered assets in a table by balance sheet category.	37	33	-	100

20	Tabulate consolidated total assets, liabilities and off-balance sheet commitments by remaining contractual maturity.	41-42	-	-	104-105

21	Discuss the bank’s sources of funding and describe the bank’s funding strategy. • Includes tables showing the composition and maturity of wholesale funding.	37-38	-	-	101-102

Market Risk

22	Provide a breakdown of balance sheet positions into trading and non-trading market risk measures.	34	-	-	96

23	Provide qualitative and quantitative breakdowns of significant trading and non-trading market risk measures.	35	-	-	92-94, 95-96

24	Describe significant market risk measurement model validation procedures and back-testing and how these are used to enhance the parameters of the model.	-	-	-	92, 93, 95, 109

25	Describe the primary risk management techniques employed by the bank to measure and assess the risk of loss beyond reported risk measures. • Includes information on the use of stress testing, scenario analysis, stressed VaR, structural balance sheet and economic value sensitivities for market risk management.	35	-	-	92-93

Credit Risk

26	Provide information about the bank’s credit risk profile.	12-13, 54-58	18-30	11-56	84-91, 159-164

27	Describe the bank’s policies related to impaired loans and renegotiated loans.	-	-	-	159, 164

28	Provide reconciliations of impaired loans and the allowance for credit losses.	13, 55-56	-	-	89, 162

29	Provide a quantitative and qualitative analysis of the bank’s counterparty credit risk that arises from its derivative transactions.	-	-	35-48	84-85, 91

30	Provide a discussion of credit risk mitigation. • Information on credit and counterparty risk management and collateral management.	-	-	16, 32, 44	84-85, 169, 175, 205-206

Other Risks

31	Describe other risks and discuss how each is identified, governed, measured and managed.	-	-	-	80, 106-113

32	Discuss publicly known risk events related to other risks, where material or potentially material loss events have occurred.	-	-	-	106-113

45 BMO Financial Group Third Quarter Report 2021

INVESTOR AND MEDIA PRESENTATION

Investor Presentation Materials

Interested parties are invited to visit BMO’s website at www.bmo.com/investorrelations to review the 2020 Annual MD&A and audited annual consolidated financial statements, quarterly presentation materials and supplementary financial and regulatory information package.

Quarterly Conference Call and Webcast Presentations

Interested parties are also invited to listen to our quarterly conference call on Tuesday, August 24, 2021, at 8.15 a.m. (ET). The call may be accessed by telephone at 416-406-0743 (from within Toronto) or 1-800-898-3989 (toll-free outside Toronto), entering Passcode: 1365804#. A replay of the conference call can be accessed until September 21, 2021, by calling 905-694-9451 (from within Toronto) or 1-800-408-3053 (toll-free outside Toronto) and entering Passcode: 9195676#.

A live webcast of the call can be accessed on our website at www.bmo.com/investorrelations. A replay can also be accessed on the website.

Media Relations Contacts

Paul Gammal, Toronto, paul.gammal@bmo.com, 416-867-6543

Investor Relations Contacts

Christine Viau, Head, Investor Relations, christine.viau@bmo.com, 416-867-6956

Bill Anderson, Director, Investor Relations, bill2.anderson@bmo.com, 416-867-7834

Shareholder Dividend Reinvestment and Share Purchase

Plan (the Plan)

Average market price as defined under the Plan

May 2021: $123.83

June 2021: $127.28

July 2021: $125.28

For dividend information, change in shareholder address

or to advise of duplicate mailings, please contact

Computershare Trust Company of Canada

100 University Avenue, 8th Floor

Toronto, Ontario M5J 2Y1

Telephone: 1-800-340-5021 (Canada and the United States)

Telephone: (514) 982-7800 (international)

Fax: 1-888-453-0330 (Canada and the United States)

Fax: (416) 263-9394 (international)

E-mail: service@computershare.com

For other shareholder information, please contact

Bank of Montreal

Shareholder Services

Corporate Secretary’s Department

One First Canadian Place, 21st Floor

Toronto, Ontario M5X 1A1

Telephone: (416) 867-6785

Fax: (416) 867-6793

E-mail: corp.secretary@bmo.com

For further information on this document, please contact

Bank of Montreal

Investor Relations Department

P.O. Box 1, One First Canadian Place, 10th Floor

Toronto, Ontario M5X 1A1

To review financial results and regulatory filings and disclosures online, please visit BMO’s website at www.bmo.com/investorrelations.

BMO’s 2020 Annual MD&A, audited consolidated financial statements, annual information form and annual report on Form 40-F (filed with the U.S. Securities and Exchange Commission) are available online at www.bmo.com/investorrelations and at www.sedar.com. Printed copies of the bank’s complete 2020 audited consolidated financial statements are available free of charge upon request at 416-867-6785 or corp.secretary@bmo.com.

Annual Meeting 2022

The next Annual Meeting of Shareholders will be held on Wednesday, April 13, 2022, in Toronto, Ontario.

® Registered trademark of Bank of Montreal

BMO Financial Group Third Quarter Report 2019 71